Form 20-F
period 2003-02-28
NATIONAL CONSTRUCTION INC
filed 2003-10-30
CIK 1003112

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C., 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended February 28, 2003
                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from __________ to ________

                         Commission file number 0-27144

                           NATIONAL CONSTRUCTION INC.

                        (FORMERLY KNOWN AS BRANDERA INC.)
                        ---------------------------------
             (Exact name of Registrant as specified in its charter)

                       Provincial laws of Ontario, Canada
                       ----------------------------------
                 (Jurisdiction of incorporation or organization)

  3000 Matte Blvd., 2nd Floor, Brossard, Quebec, Canada J4Y 2H5 (450) 444-2405
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

                        common shares, without par value
                        --------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period ended February 28, 2003. 15,514,974

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes [X] No [ ]
                                            --     ---

Indicate by check mark which financial statement item the registrant has elected
to follow:                             Item 17 [X] Item 18 [ ]

                           NATIONAL CONSTRUCTION INC.

                     FORM 20-F ANNUAL REPORT FOR FISCAL 2003

                                TABLE OF CONTENTS

                                                                                                               PAGE

FORWARD-LOOKING STATEMENTS........................................................................................3

PART I............................................................................................................4

   ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............................................4

   ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE............................................................4

   ITEM 3.     KEY INFORMATION....................................................................................4

   ITEM 4.     INFORMATION ON THE COMPANY........................................................................14

   ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................................................25

   ITEM 6.     DIRECTORS, SENIOR OFFICERS, MANAGEMENT AND EMPLOYEES OF NATIONAL..................................31

   ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................................................40

   ITEM 8.     FINANCIAL INFORMATION.............................................................................42

   ITEM 9.     THE OFFER AND LISTING.............................................................................42

   ITEM 10.    ADDITIONAL INFORMATION............................................................................47

   ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.........................................51

   ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............................................51

PART II..........................................................................................................52

   ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................................................52

   ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS......................52

   ITEM 15.    [RESERVED]........................................................................................52

   ITEM 16.    [RESERVED]........................................................................................52

PART III.........................................................................................................52

   ITEM 17.    FINANCIAL STATEMENTS..............................................................................52

   ITEM 18.    FINANCIAL STATEMENTS..............................................................................52

   ITEM 19.    EXHIBITS..........................................................................................53

SIGNATURE PAGE...................................................................................................54

EXHIBIT INDEX....................................................................................................55

                           FORWARD-LOOKING STATEMENTS

         Some of the information in this Annual Report contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe,' "intend," "estimate," and "continue" or other similar words.

         From time to time, we make certain comments and disclosures in reports and statements, including this report, or statements made by our officers or directors which may be forward-looking in nature. Examples include statements related to our growth and our opinion about trends and factors which may impact future operating results. These forward-looking statements could also involve, among other things, statements regarding our intent, belief or expectation with respect to (i) our results of operations and financial condition, (ii) the consummation of acquisitions, dispositions or financing transactions, and the effect thereof on our business, (iii) our plans and objectives for future operations and expansion, or (iv) consolidation.

         Any forward-looking statements are subject to the risks and uncertainties (including those risks and uncertainties identified under the heading "Risk Factors" under Item 1D of this Annual Report, and those risks and uncertainties identified elsewhere in, or incorporated by reference into, this Annual Report) that could cause actual results of operations, financial condition, cost reductions, acquisitions, dispositions, financing transactions, operations, expansion, consolidation and other events to differ materially from those expressed or implied in such forward-looking statements. Any forward-looking statements are also subject to a number of assumptions regarding, among other things, future economic, competitive and market conditions generally. These assumptions would be based on facts and conditions as they exist at the time such statements are made, as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. As a result, the reader is cautioned not to rely on these forward-looking statements.

         We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors listed in Item 1D of this Annual Report, as well as any cautionary language in or incorporated by reference into this Annual Report, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our company, you should be aware that the occurrence of any of the events described in the risk factors listed in Item 1D of this Annual Report, elsewhere in or incorporated by reference into this Annual Report and other events that we have not predicted or assessed could have a material adverse effect on our earnings, financial condition or business.

         Our consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The application of GAAP, in our case, conforms in all material respects for the periods presented with United States GAAP, except as described in Note #21 to the consolidated financial statements. Herein, all $ are stated in Canadian dollars.

         The information contained in this Annual Report is current as at September 30, 2003, except where a different date is specified.

         We are a holding company which owns the stock of several subsidiary corporations. Except as the context otherwise requires, the terms "National" or the "Registrant" as used herein are to National Construction Inc. and its predecessors and references to the "Company", "we", "us", or "our" as used herein shall include National Construction Inc., its consolidated subsidiaries and divisions.

         You are urged to carefully review and consider the various disclosures that we make in this Annual Report and in our other reports filed with the Commission. These disclosures attempt to advise interested parties of the risk factors that may affect our business and the market price of our common shares.

                                     PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         A.       DIRECTORS AND SENIOR OFFICERS

         Keith F. Eaman, Bradley D. Griffiths, Guy Lever and Henry Kloepper are the directors of the Company. Keith F. Eaman is the Chief Executive Officer and interim President and Chairman of National Construction Inc. (the "Company" or "National"), Andre Przybylowski is Vice-President Construction, Andre Beaudoin is General Manager Maintenance. William G. Edwards was appointed the Chief Financial Officer of National effective September 30, 2003.

         The Board of Directors has formed an Executive Committee composed of Keith F. Eaman, Ian G. Wetherly and Guy George Lever.

         B.       ADVISORS

         The legal advisors of the Company in the United States are Brown Rudnick Berlack Israels LLP, 120 West 45th Street, New York, New York 10036 and in Canada are Burstall Winger LLP, Suite 3100, Home Oil Tower, 324 - 8th Avenue S.W., Calgary, Alberta T2P 2Z2.

         C.       AUDITORS

         The auditors of the Company are Ernst & Young LLP, Chartered Accountants, 1 Place Ville Marie, Bureau 2400, Montreal, Quebec H3B 3M9. Prior to the appointment of Ernst & Young LLP as auditors on April 9, 2002, Mintz & Partners LLP, Chartered Accountants, Suite 100, 1446 Don Mills Road, North York, Ontario M3B 3N6, were the auditors of the Company.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.       KEY INFORMATION

         A.       SELECTED FINANCIAL DATA

         The selected financial data of National Construction Inc. ("National" or the "Company") for the years ended February 28, 2002, 2001, 2000 and 1999, are derived from the consolidated financial statements of the principal subsidiary of the Company, National Construction Group Inc. ("National Subsidiary"), which have been audited by Ernst & Young, LLP, independent Chartered Accountants, as indicated in their report which is included under Item 8 of this Annual Report.

         The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

         Table No. 1 is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as indicated in note #21 to the consolidated financial statements.

         On April 19, 2002, the Company completed the acquisition (the "Acquisition") of National Subsidiary. Pursuant to the terms of the Acquisition, the shareholders of National Subsidiary received an aggregate of Cdn$1,500,000 in cash and 7,259,920 common shares. The holders of the common shares of National Subsidiary received $0.35625 in cash and 1.65815 common shares for each common share of National Subsidiary owned and each holder of special shares received 1.65815 common shares for each special share owned.

         The Acquisition was completed after the completion by the Company of the private placement of 3,750,000 common shares at a price of US$0.40 per share for gross proceeds of US$1,500,000.

         On May 7, 2002, the Company changed its name to National Construction Inc. from BrandEra Inc.

                             SELECTED FINANCIAL DATA

FISCAL YEAR ENDED(2)                      FEB 28,             FEB 28,        FEB 28,         FEB 29,      FEB 28,
                                          2003                2002           2001             2000         1999
Sales                                      68,315              29,422          60,345         85,471         60,711
Gross profit                                  696               2,780           4,663          5,378          5,831
Net Income (loss)                         (4,143)             (2,851)         (1,669)            363            263
Earnings (loss) Per Share(2)(3)            (0.29)              (0.68)          (0.40)           0.09           0.06
Wgt. Avg. No. Shares(1)                    14,406               4,211           4,211          4,211          4,211
Dividends Per Share                           Nil                 Nil             Nil            Nil            Nil
Working Capital                             (737)               (277)           3,101          4,092          4,431
Long-term Liabilities                       1,580               1,697           1,758          1,801          2,180
Shareholders' Equity (Deficiency)(1)        (922)               (361)           2,490          4,159          3,796

Total Assets                               11,194               9,308          12,168         28,987         13,890


         Notes:

         (1) As a result of the Acquisition of National Subsidiary which was a reverse takeover of the Company completed on April 19, 2002, the weighted number of common shares outstanding was increased to 15,514,974, and shareholder's equity increased to $3,623,131.

         (2) All amounts are rounded to nearest thousand dollars, except earnings per share.

         (3)      Basic and fully diluted.

         In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars. The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the United States Dollar (US$). As at September 30, 2003, the exchange rate was $1.35.

         The following tables set forth the rate of exchange for the Canadian Dollar, average rates for the end of Fiscal Year 1998 through Fiscal 2003, as well as for the last six months, and the range of high and low rates for the period. For purposes of the tables, the rate of exchange approximates the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The tables set forth the number of Canadian Dollars required under that formula to buy one United States Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

                      UNITED STATES DOLLAR/CANADIAN DOLLAR

                                                          Average      High         Low          Close
Fiscal 2003 Ended February 28, 2003                       1.56         1.56         1.49         1.49
Fiscal 2002 Ended February 28, 2002                       1.56         1.62         1.51         1.61
Fiscal 2001 Ended February 28, 2001                       1.50         1.56         1.44         1.53
Fiscal 2000 Ended February 29, 2000                       1.48         1.54         1.43         1.45
Fiscal 1999 Ended February 28, 1999                       1.50         1.59         1.40         1.51
Fiscal 1998 Ended February 28, 1998                       1.40         1.47         1.36         1.42


                 SEPTEMBER            AUGUST             JULY             JUNE           MAY          APRIL
                   2003                2003              2003             2003          2003           2003
                --------------      ------------       ---------        ----------    ----------     --------
High            1.39                1.4100             1.4114           1.3768        1.4221         1.4843
Low             1.35                1.3836             1.3368           1.3348        1.3446         1.4336

         B.       CAPITALIZATION AND INDEBTEDNESS

                  Not applicable.

         C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

                  Not applicable.

         D.       RISK FACTORS

         You should carefully consider the risks and uncertainties described below before making any investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

         This Annual Report contains forward-looking statements that involve known and unknown risks and uncertainties. These statements relate to our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this Annual Report.

         WE HAVE A HISTORY OF LOSSES, WE MAY NOT ACHIEVE PROFITABILITY AND OUR FINANCIAL STATEMENTS CONTAIN DISCLOSURES ABOUT THE RISKS AND UNCERTAINTIES OF OUR ABILITY TO CONTINUE IN BUSINESS AS A GOING CONCERN.

         National has had a history of losses and as of February 28, 2003 National has not achieved profitability on an annual basis to date. If we ever do achieve profitability, we cannot assure you that we can sustain or increase profitability. If revenues grow slower than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be materially and adversely affected.

         There is no assurance that the operations of National will become profitable or if that if it does, it will be sustained. National's operations require significant financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue National's business development. If we do not have sufficient capital to fund our operations, we may be required to forego certain business opportunities.

         The Company's independent auditors have included an explanatory note in the audited consolidated financial statements for the year ended February 28, 2003 of National, stating that certain factors raise doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependant upon:

         (a) ability to obtain new business, including appropriate bonding, and a return to profitability and achieving positive cash flows in the near future;

         (b)      ability to secure additional financing on acceptable terms;

         (c) ability to negotiate additional reductions in balances due and payment terms and conditions which the Company can meet for amounts owing to existing unsecured creditors, and;

         (d) The Company's ability to comply with terms of the repayment of agreements reached with government authorities with respect to late remittance of commodities taxes.

         See Item 5B "Liquidity and Capital Resources".


         WE MAY NOT BE ABLE TO HONOUR OBLIGATIONS AND AGREEMENTS TO REPAY STATUTORY DEDUCTIONS

         National Subsidiary has failed to pay an aggregate of approximately $1,100,000 of sales tax to the taxation authorities for the province of Quebec and Canada when due. Arrangements have been made with respective authorities to repay the balance over a period not to exceed three years. A further default, or default on the repayment arrangement could impair the Company's ability to continue on a going concern.

         WE MAY NOT BE ABLE TO NEGOTIATE SATISFACTORY ARRANGEMENTS WITH UNSECURED CREDITORS

         National Subsidiary owes approximately $700,000 to suppliers and other unsecured creditors. National Subsidiary is in negotiations to reduce the amounts payable to obtain satisfactory payment terms with respect to such payables. A failure to successfully negotiate satisfactory terms with such unsecured creditors could impair the Company's ability to continue as a going concern.

         OUR NEW BUSINESS STRATEGY MAY NOT BE SUCCESSFUL

         National recently changed its business strategy to focus on its maintenance business. The failure of the Company's new business strategy could impair the Company's ability to continue as a going concern.

         NATIONAL RELIES ON A SMALL GROUP OF CUSTOMERS

         To date, a significant portion of National's revenue in any given period has been derived from a small group of customers. National expects this situation to continue in the future. Most of National's contracts are terminable by the customer following limited notice and without significant penalty. The cancellation or deferral of existing contracts or the failure to obtain new contracts in any quarter could materially and adversely affect National's business, results of operations and financial condition for that quarter and future periods.

         WE CANNOT OBTAIN PERFORMANCE BONDS

         Given National's history of losses, we cannot obtain performance bonds. Many of the construction contracts we bid require bonding. The inability of National to obtain performance bonds may have a material adverse effect on the business, operational results and financial condition of National.

         WE MAY HAVE DIFFICULTY RAISING NEEDED CAPITAL IN THE FUTURE, WHICH COULD SIGNIFICANTLY HARM OUR BUSINESS

         National may require additional financing in order to make further investments or take advantage of unanticipated opportunities. The ability of National to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as the business success of National. There can be no assurance that National will be successful in its efforts to arrange additional financing on terms satisfactory to National. If additional financing is raised by the issuance of shares from treasury, control of National may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, National may not be able to take advantage of opportunities, or otherwise respond to competitive pressures.


         IF WE GUARANTEE THE TIMELY COMPLETION OR PERFORMANCE STANDARDS OF A PROJECT, WE COULD INCUR ADDITIONAL COSTS TO COVER OUR GUARANTEE OBLIGATIONS

         In many instances and in most of our fixed-price contracts, we guarantee to our customer that we will complete a project by a scheduled date. We sometimes provide that the project, when completed, will also achieve certain performance standards. If we subsequently fail to complete the project as scheduled, or if the project subsequently fails to meet guaranteed performance standards, we may be held responsible for cost impacts to the client resulting from any delay or the costs to cause the project to achieve the performance standards. In some cases, where we fail to meet performance standards, we may also be subject to agreed-upon liquidated damages. To the extent that these events occur, the total costs of the project would exceed our original estimates and we could experience reduced profits or, in some cases, a loss for that project.

         THE NATURE OF OUR CONSTRUCTION BUSINESS EXPOSES US TO POTENTIAL LIABILITY CLAIMS AND CONTRACT DISPUTES WHICH MAY REDUCE OUR PROFITS

         We engage in engineering and construction activities for large industrial facilities where design, construction or systems failures can result in substantial injury or damage to third parties. Any liability in excess of our insurance limits at locations engineered or constructed by us could result in significant liability claims against us, which claims may reduce our profits. In addition, if there is a customer dispute regarding our performance of project services, the customer may decide to delay or withhold payment to us. If we were ultimately unable to collect on these payments, our profits would be reduced.

         WE ARE IN DEFAULT OF OUR OBLIGATION TO A SECURED LENDER

         National Subsidiary is in default of covenants to its secured lender. Failure by the Company to remedy the default might lead to the secured lender taking action against National Subsidiary and the Company, which could impair the Company's ability to continue as a going concern.

         WE ARE VULNERABLE TO THE CYCLICAL NATURE OF THE MARKETS WE SERVE

         The demand for our services and products is dependent upon the existence of projects with engineering, procurement, construction, maintenance and management needs. Although downturns can impact our entire business, our energy, petrochemical, pulp & paper, environmental and mining markets exemplify sectors that are cyclical in nature and may be affected by a decrease in demand for the projects in these industries. Industries such as these and many of the others we serve have historically been and will continue to be vulnerable to general downturns and are cyclical in nature. As a result, our past results have varied considerably and may continue to vary depending upon the demand for future projects in these industries. In general, the industrial construction market is cyclical and seasonal as it is affected by the strength of the local economy and the strength of commodity markets.

         QUARTERLY   RESULTS  ARE   UNPREDICTABLE  AND  SUBJECT  TO  SIGNIFICANT
FLUCTUATION

         National may experience fluctuations in future quarterly operating results that may be caused by many factors, including: (i) changes in the level of operating expenses to support future growth; and (ii) competitive factors. Consequently, National believes that period-to-period comparisons of its operating results will not necessarily be meaningful and should not be relied upon as an indication of future performance. It is likely that the future quarterly operating results of National from time to time will not meet the expectations of securities analysts or investors, which may have a material adverse effect on the market price of the common shares.

         National's operating results may vary significantly from quarter to quarter as a result of a variety of factors, many of which are outside of National's control. These factors include:

         o        demand  for  industrial   construction  in  the  markets  that
                  National operates;

         o        successful   completion  of  current  and  past  projects  and
                  limiting cost overruns;

         o        ability  to  tender  and  obtain  new  work  and   maintain  a
                  significant backlog of future work;

         o        fluctuating economic cycles;

         o amount and timing of capital expenditures and other costs relating to the expansion of National's operations;

         o introduction of new or enhanced services by National or its competitors;

         o        timing and number of new personnel;

         o        loss  of  a  key   service  or   construction   contracts   or
                  relationships;

         o        types of construction completed by National; and

         o        incurrence of costs relating to future acquisitions.

         INTENSE COMPETITION IN THE MAINTENANCE AND CONSTRUCTION INDUSTRY COULD REDUCE OUR MARKET SHARE AND PROFITS

         Competition within the industrial construction and maintenance industry is intense, and competition is expected to increase in the future. Some of National's competitors have greater name recognition and greater financial, technical and marketing resources than National. Such competitors could materially and adversely affect the business, results of operations and financial condition of National. In particular, the engineering and construction markets are highly competitive and require substantial resources and capital investment in equipment, technology and skilled personnel. Competition also places downward pressure on our contract prices and profit margins. Intense competition is expected to continue in these markets, presenting us with significant challenges in our ability to obtain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits.

         NATIONAL MAY NOT BE ABLE TO MANAGE GROWTH AND RELATIONSHIPS

         National may experience growth, which could place a significant strain on its managerial, financial and operational resources. National is required to simultaneously manage multiple relationships with various strategic partners and other third parties. These requirements could be strained if National's business and/or operations continue to grow or if National enters into additional third party relationships. National cannot assure you that its current infrastructure, procedures or controls will be adequate to support its operations or that its management will be able to effectively manage any growth.

         THE LOSS OF, OR INABILITY TO ATTRACT, KEY PERSONNEL COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS

         National's performance substantially depends on the performance of its executive officers and other key employees. Although National has experienced senior management personnel, National is substantially dependent on the services of a few key personnel, particularly Keith F. Eaman and Andre Beaudoin, for the successful operation of its business. The loss of the services of any of its executive officers could have a material adverse effect on the business of National. National does not have key man insurance on the lives of any of these individuals. The competition for senior management, experienced industrial construction personnel, qualified skilled labour and other employees is intense, and National has experienced difficulty from time to time in hiring and retaining the personnel necessary to support its business. Consequently, National cannot assure you that it will be able to attract and retain qualified personnel.


         EXTENSIVE GOVERNMENT REGULATION AND LICENSING MAY ADVERSELY AFFECT OUR BUSINESS

         National's operations are subject to regulation, supervision and licensing under numerous federal, provincial and local laws, including extensive regulations concerning safety, employment of labour and various other aspects of National's business. The impact of such regulations varies depending on the location of the project. In addition, from time to time, regulatory agencies have considered and may enact additional legislation or regulations that could affect the industrial construction and maintenance industry.

         CERTAIN OF OUR EXPENSES ARE FIXED

         As a result of National's current business focus, potential growth and acceptance of new contracts, National may not be able to accurately plan operating expenses. Some of National's expenses are fixed, and some of National's expense levels are based, in part, on National's expectations as to future revenues and anticipated growth. National cannot assure you that it will be able to accurately predict its revenues, particularly in light of the intense competition. If National fails to accurately predict revenues in relation to fixed-expense levels, such failure could have a material adverse effect on National's business, results of operations and financial condition.

         THE ABSENCE OF LIABILITY INSURANCE COVERAGE MAY AFFECT OUR BUSINESS

         We may be exposed to potential liability claims by customers. We presently maintain liability insurance coverage although there can be no assurance that it will be sufficient to cover all possible liabilities to which we may be exposed. In the event of a successful suit against us, insufficiency of insurance coverage could have a material adverse effect on us.

         WE ARE CONTROLLED BY CURRENT STOCKHOLDERS AND DIRECTORS

         Current directors and officers are and will continue to be able to exercise control over the election of our directors and the appointment of officers, increase the authorized capital, dissolve, merge or engage us in other fundamental corporate transactions.

         WE MAINTAIN A WORKFORCE BASED UPON CURRENT AND ANTICIPATED WORKLOADS. IF WE DO NOT RECEIVE FUTURE CONTRACT AWARDS OR IF THESE AWARDS ARE DELAYED, SIGNIFICANT COSTS MAY RESULT

         Our estimates of future performance depend on, among other matters, whether and when we will receive certain new contract awards. While our estimates are based upon our good faith judgment, these estimates can be unreliable and may frequently change based on newly available information. In the case of large-scale projects where timing is often uncertain, it is particularly difficult to predict whether and when we will receive a contract award. The uncertainty of contract award timing can present difficulties in matching our workforce size with our contract needs. If an expected contract award is delayed or not received, we could incur costs resulting from reductions in staff or redundancy of facilities that would have the effect of reducing our profits.

         In addition, the workforce and labour supply in the industrial construction and maintenance industry is aging and is contracting such that there is an increasing shortage of available skilled labour. The inability of National to maintain an available skilled workforce may have a material adverse effect on the business, operational results and financial condition of National.

         THE LIMITED PRIOR PUBLIC MARKET AND TRADING MARKET MAY CAUSE POSSIBLE VOLATILITY IN OUR STOCK PRICE

         There has only been a limited public market for our securities and there can be no assurance that an active trading market in our securities will be maintained. The OTC Bulletin Board is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than the Nasdaq Stock Market, and quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for the Nasdaq Stock Market. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies. The trading price of our common shares is expected to be subject to significant fluctuations in response to variations in quarterly operating results, changes in analysts' earnings estimates, announcements of innovations by us or our competitors, general conditions in the industry in which we operate and other factors. These fluctuations, as well as general economic and market conditions, may have a material or adverse effect on the market price of our common shares.

         In addition, the common shares are currently listed on TSX Venture Exchange Inc., and factors such as announcements of quarterly variations in operating results, or new actions by competitors of National, as well as market conditions in the industrial construction and maintenance industry, may have a significant impact on the market price of the common shares. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operations of particular companies. In addition, there can be no assurance that an active public market will develop or be sustained for the common shares. The market price of the common shares could be subject to significant fluctuations in response to quarterly variations and operating results of National, changes in financial estimates by securities analysts or other events or factors, many of which will be beyond National's control.

         WE HAVE PAID NO DIVIDENDS

         National has never paid cash dividends. It is the policy of the Board of Directors of National to retain earnings to finance the growth and development of its business, and therefore, National does not anticipate paying cash dividends on the common shares in the foreseeable future.

         PENNY   STOCK   REGULATIONS   MAY  IMPOSE   CERTAIN   RESTRICTIONS   ON
MARKETABILITY OF OUR SECURITIES

         The Securities and Exchange Commission (the "Commission") has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our common shares are subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of investors to sell our securities in the secondary market and the price at which such purchasers can sell any such securities.

         Shareholders should be aware that, according to the Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

         (a) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

         (b)      manipulation  of  prices  through   prearranged   matching  of
                  purchases and sales and false and misleading press releases;

         (c) "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

         (d) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

         (e) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

         Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our common shares.

         ADDITIONAL   AUTHORIZED   COMMON  SHARES  AVAILABLE  FOR  ISSUANCE  MAY
ADVERSELY AFFECT THE MARKET

         We are authorized to issue an unlimited number of common shares. As of September 30, 2003, there were 15,514,974 common shares issued and outstanding, which amount does not include 1,106,600 common shares issuable upon the exercise of options at exercise prices ranging between CDN$0.10 and CDN$15.75 per share and upon the exercise of 724,555 warrants at exercise prices ranging between $12.90 and $14.00 per share.

         Any issuance of additional common shares may cause our current shareholders to suffer significant dilution, which may adversely affect the market for our securities. Sales in the public market of our common shares underlying such options or warrants may adversely affect prevailing market prices for our common shares. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of such outstanding securities can be expected to exercise their respective rights therein at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in such securities.

         SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET

         Of the 15,514,974 common shares held by our present stockholders, 13,769,556 common shares may be available for public sale by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Act, subject to certain limitations. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year hold period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding common shares or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by a person who is not an affiliate of the Company and who has satisfied a two-year holding period.

         In addition, 1,745,418 common shares of the Company are subject to an escrow agreement (the "TSX Venture Escrow Agreement") required by the TSX Venture Exchange Inc. (the "Escrowed Shares"). Pursuant to the TSX Venture Escrow Agreement, an aggregate of 1,745,418 Escrowed Shares will be released on November 15, 2003.

         LIMITATION ON DIRECTOR AND OFFICER LIABILITY

         As permitted by Canadian law, our articles of amalgamation limits the liability of our directors for monetary damages for breach of a director's fiduciary duty except for liability in certain instances. As a result of our charter provision and Canadian law, stockholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by law.


ITEM 4.       INFORMATION ON THE COMPANY


         A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         ABOUT PREDECESSORS TO THE COMPANY

         The Company came into existence on August 15, 1995 as the result of the amalgamation of Grand Empire Explorations Ltd. ("Grand Empire") and Warp 10 Technologies Inc. ("Warp 10 - private"). The amalgamated company adopted the name, Warp 10 Technologies Inc. An amalgamation is a transaction under Canadian law whereby two companies are combined to form an amalgamated company entity and shareholders in the predecessor companies receive shares in the amalgamated company entity. There were no material relationships or affiliations between Grand Empire and "Warp 10 - private" prior to the amalgamation.

         "Warp 10 - private" was incorporated pursuant to the laws of Ontario, Canada, on July 18, 1994. Prior to the amalgamation, "Warp 10-private" was engaged in the development of computer data-transfer technology and other computer-related systems for the publishing and graphics industries. "Warp 10-private" had carried out limited marketing efforts and was still developing its products at the time of the amalgamation.

         Grand Empire was incorporated pursuant to the laws of Ontario, Canada, on June 3, 1985. Prior to the amalgamation, Grand Empire was a reporting issuer under the securities laws of Ontario and had been involved in oil and gas property exploration and development. Grand Empire had no material assets immediately prior to the amalgamation. The Company's common shares traded on the Canadian Dealing Network from August 22, 1995 to October 2, 2000 when they moved to the Canadian Venture Exchange Inc. (now the TSX Venture Exchange Inc.) were they are currently traded. The common shares traded on the Nasdaq SmallCap Stock Market from March 8, 1996 through April 23, 2001 and now trade on the NASD OTC Electronic Bulletin Board.

         On January 12, 2000 Warp 10 Technologies Inc. changed its name to BrandEra.com Inc. ("BrandEra"), to reflect a business model of a vertical portal comprising a network of Websites for the advertising and creative community worldwide. On April 23, 2001 BrandEra completed a 1 for 10 share consolidation and changed its name to BrandEra Inc. in order to try to satisfy the minimum bid price requirement price requirement of $1.00, as set forth by the Nasdaq market. On April 24, 2001, when the consolidation was unable to satisfy this requirement, the Company was delisted from the Nasdaq Small Cap Market and moved to the OTCBB.

         ABOUT THE ACQUISITION

         On October 31, 2001, the Company entered into an arm's-length share exchange agreement (the "Share Exchange Agreement") with National Subsidiary and the shareholders of National Subsidiary dated October 30, 2001, pursuant to which BrandEra agreed to acquire all of the issued and outstanding common shares and special shares of National Subsidiary in exchange for CDN$1,500,000 in cash and 7,259,920 common shares of the Company (the "Acquisition"). The Company also announced that it would raise up to a maximum of $1,500,000 by way of a private placement of common shares at a price of $0.40 per share (the "BrandEra Private Placement").

         The Company completed the first tranche of the BrandEra Private Placement on February 18, 2002 with the issuance of 2,611,545 common shares for total proceeds of US$1,044,618. The Company completed the second tranche of the BrandEra Private Placement on April 19, 2002, with the issuance of 1,138,455 common shares for total proceeds of US$455,382.

         On April 19, 2002 the Acquisition was completed and in accordance with the Share Exchange Agreement, Standard Securities Capital Corporation ("Standard") was paid a finder's fee of US $288,700 paid by the issuance of 721,750 common shares of the Company.

         The Company also entered into an agreement with an arm's length party, pursuant to which the Company had the option for a period of 24 months to require the party to purchase the shares of the sole subsidiary of BrandEra, BrandEra.com (U.S.) Inc., as well as the Web site "portfolios.com", any time after the completion of the Acquisition for cash consideration of CDN$1,500,000 (the "BrandEra Asset Put Agreement"). The Company exercised its option pursuant to the BrandEra Asset Put Agreement on April 22, 2002, following the completion of the Acquisition.

         On May 7, 2002, the Company changed its name to National Construction Inc. On May 15, 2002, the TSX Venture Exchange Inc. approved completion of the Acquisition as a reverse take-over of the Company.

         ABOUT NATIONAL SUBSIDIARY

         National Subsidiary is a wholly-owned subsidiary of National through which National conducts its entire business operations. National Subsidiary commenced business in 1941 and was incorporated as National Welding Co. Ltd. by Letters Patent dated December 29, 1948 issued under Part I of the Companies Act (Quebec) and was continued under Part IA by Articles of Continuation issued on November 8, 1981 under the name of Corporation de Construction National Ltee/National Construction Corporation Ltd.

         National Subsidiary was established in 1948 as a Canadian-controlled private company by the McCullough family, under the name of National Welding Co Ltd., in Montreal, Quebec, operating in the industrial construction contracting industry. In the 1950's, National relocated to offices in Ville St Laurent, Quebec. On January 20, 1964, National Subsidiary changed its name to National Welding and Construction Corp. Ltd., and on July 12, 1965 to National Construction Corporation Ltd. The offices of National were moved to Longueuil, Quebec in 1973.

         On June 30, 1988, National Subsidiary was acquired from the McCullough family by Keith F. Eaman, the current Chairman of the Board, who had extensive knowledge of the industry, having been involved for many years in the insulation contracting and distribution business. On May 12, 1992, Groupe de Construction National State Inc. was incorporated under Part IA of the Companies Act (Quebec), and one common share was issued to National. On July 10, 1992, Groupe de Construction National State Inc. and National were amalgamated under the name of Groupe de Construction National-State Inc./National-State Construction Group Inc. On July 15, 1992, all common shares of National Subsidiary were transferred to The Manson Group Ltd. and The Manson Group Ltd. converted $2,000,000 in advances it had made to National Subsidiary into additional common shares and 2,000,000 common shares were issued to Bracknell Corporation, a Canadian public company involved in the construction business. In September 1999, Mr. Eaman re-acquired the shares of National Subsidiary from Bracknell Corporation and indirectly Bradley D. Griffiths acquired 30% of the shares of National Subsidiary. On October 13, 1999, National Subsidiary changed its name from National-State Construction Group Inc. to National Construction Group Inc. On March 1, 2000, National Subsidiary amalgamated with two of its subsidiaries, Groupco Inc. and I.C.S. Quebec Inc. In April 2001, the head office and warehouse of National Subsidiary moved from Longeuil, Quebec to the present location at 3000, Boulevard Matte, Brossard, Quebec.

         The articles of National Subsidiary were amended on February 26, 2002 to create special shares.

         In September 2002, National Subsidiary sold its 50% interest in National SNC-Lavalin Constructors Inc. ("NSL") to its partner SNC-Lavalin Group Inc. for $400,000. NSL provides construction services in the Province of Alberta. The sale allowed the Company to improve cash flow by eliminating the start-up costs associated with NSL.

         On April 1, 2003, National Subsidiary sold its maintenance  business to
National  Maintenance  Inc.  ("National   Maintenance"),   a  new  wholly  owned
subsidiary of National Construction Inc.

         The principal and head office of National and its wholly-owned subsidiary, National Subsidiary and National Maintenance, are located at 3000 Matte Blvd., Second Floor, Brossard, Quebec J4Y 2H5, telephone number: (450) 444-2405. The registered office of National is located at 5255 Yonge Street, Suite #705, North York, Ontario, Canada M2N 6P4. The registered office of National Subsidiary and National Maintenance are located at 3000 Matte Blvd., Second Floor, Brossard, Quebec J4Y 2H5.

         National   Maintenance  Inc.   currently  has  two  subsidiaries   (the
"Additional National Subsidiaries"), which are Auprocon Limited ("Auprocon") and Entretien Industriel N-S Inc. ("ENS"), both of which are wholly-owned.

         The head office and registered office of ENS is located at 3000, Boulevard Matte, Brossard, Quebec J4Y 2H5. ENS was incorporated by Articles of Incorporation issued pursuant to the provisions of Part IA of the Company Act (Quebec) on November 23, 1992.

         The head office and registered office of Auprocon is located at 3000, Boulevard Matte, Brossard, Quebec J4Y 2H5. Auprocon was incorporated by Articles of Incorporation pursuant to the provisions of the Business Corporations Act (Ontario) on December 11, 1990 and was continued under the Canada Business Corporations Act by Articles of Continuance issued on March 4, 1996.

         National has an unlimited number of common shares authorized and as at September 30, 2003, 15,514,974 common shares were issued and outstanding.

         The Company's common shares trade on the TSX Venture Exchange Inc. under the symbol "NAT" and on The NASD OTC Electronic Bulletin Board under the symbol "NATS". Prior to May 7, 2002, the Company's common shares traded under the symbol "BRND."

         B.       INDUSTRY OVERVIEW OF NATIONAL

         BACKGROUND TO THE INDUSTRY

         National is a maintenance and construction contracting services company in the Industrial market. The Industrial market includes the heavy manufacturing, process and resource industries comprising, the petrochemical and chemical, pulp and paper, oil and gas, and energy, and mining and metallurgy sectors of the economy.

         Plant maintenance contracts often provide long-term recurring revenue. Industry consultants have indicated that the top ten United States oil and chemical companies spend over $8 billion in annual maintenance costs, excluding modifications and upgrades. A July 2001 survey by the Plant Maintenance Resource Center based in the United States found that around one third of Industrial plants' maintenance budgets were spent on maintenance contractors. An aggregate of approximately 25% of respondents reported a significant increase in site expenditure on maintenance contractors over the past five years, and approximately 51% expected the expenditure to increase further in the next three to five years.

         According to the latest available Industry Canada report on the construction sector, the Canadian contracting industry undertook work with an aggregate value of $22 billion in the industrial construction market (which excludes residential building) and $22 billion in the engineering construction market, which includes oil and gas facilities, pipelines, sewers and water, roads and bridges.

         The conventional construction market in the Province of Quebec, National's principal market, is characterized by fluctuating demand, limited long-term growth and is highly price sensitive, as a result of being served by numerous small, local contractors.

         Maintenance and Related Work in Operating Plants
         ------------------------------------------------

         The   maintenance   market   involves   three   principal   activities:
modifications, maintenance, and plant operations, as well as a niche market, maintenance specialty services.

         The trend towards increasing cost effectiveness results in the requirement to modify or upgrade certain elements of an operating plant or facility. As plants have downsized their in-house staff levels, most modifications are now generally carried out under separate external engineering and installation contracts. Increasingly, owners are selecting "preferred" design houses and installation contractors to carry out most of the modifications work, which reduces contract administration costs. However, large modifications are still rendered individually. Annual budgets in each plant often vary considerably, since modifications and upgrades may derive from new or improved technologies, or change of process or product due to factors such as market conditions or product demand, regulatory changes and technical improvements.

         Maintenance activities, involving routine, and non-routine maintenance of operating plant equipment and infrastructure, is a major component of the total plant's annual operating costs. Budgets tend to be stable, dependent on the ability to control breakdown or unplanned occurrences. Plant shutdowns occur at regular intervals to allow access to equipment for maintenance, and have high profile due to the consequential loss of production capacity. The resources required to carry out these maintenance activities are either:

         1. Resources provided by the external contractor market where skills are not available in-house as an external provision, and include trade labour for shutdowns, minor modifications and peak loading; or

         2. Resources provided by an in-house core work force, which typically carries out planned routine regular maintenance, and can represent between 40 to 50% of a plant's maintenance budget.

Finally, other non-core maintenance requirements will fluctuate and are dependent on the support infrastructure available locally and the amount of unplanned work expected. This work includes technical support/workshops and repair facilities and may be carried out by the contractor market, or in-house.

         Operating a plant is traditionally viewed as a separate activity from plant maintenance, under separate supervision and direction, and budgeted separately from the plant maintenance budget. Expenditures from plant to plant will vary dependent on the age of the plant, the type of product, the union situation, and the geographic location. In most plants, the owner's personnel carry out operations activities. However, recent management initiatives to align maintenance with operations have resulted in personnel being trained to carry out some operations and maintenance activities. Although union and internal politics still hamper change, it is expected the barriers between the two disciplines will erode and for the reasons described later, the trend toward outsourcing will increase opportunities in plant operations.

         Maintenance specialty services consist of a very fragmented niche market, and include consultancy/studies, management and engineering assistance, plant and process equipment repairs, servicing, and specialist calibration. Although these services are most often outsourced, some owners still maintain in-house staff for the services.

         On an annual basis, modifications expenditures fluctuate based on commodity prices, technical and process upgrades, as well as governmental directives, while maintenance activities are generally stable for operating plants. National's market focus is based on the modifications and maintenance sectors.

         The Role of the Contractor

         In a conventional scenario, construction contractors obtain their work through a competitive bidding process. The work to be carried out is priced and bid competitively against a number of rival contractors. Contracts are then awarded to the successful contractor, either directly by the owner or operator of an industrial plant or facility, or by an engineering or consulting company appointed by the owner or operator to design and/or act as representative in supervising and managing the specific project or activities.

         The role and responsibilities of the contractor in executing the project will vary considerably, depending on its capability, the strategy of the owner or operator and several other factors. The two most common roles of the construction contractor are as a general contractor or as a trade contractor.

         1. A general contractor is responsible for the majority of the work carried out in execution of the project, and carries out the various disciplines of construction or maintenance activity either in-house or by subcontracting the work to a trade contractor.

         2. A trade contractor carries out only specific trade discipline activity as part of the project, usually working alongside other trade contractors.

         In addition to these two roles, there are several variations to these two roles, such as the management contractor and the multi-trade contractor.

         The management contractor is responsible for the overall execution of the project or of specific project phases, and will carry out the work by employing trade personnel, either directly or through subcontracts, but taking a greater role in the management of the overall project than the traditional general contractor by being involved in the engineering design, procurement, certification and handover of a project.

         The multi-trade contractor provides a complementary set of the required skilled trades, incorporating mechanical, piping, electrical, instrumentation and other technical services.

         National primarily serves as a multi-trade contractor, providing mechanical, piping, electrical and instrumentation services.

         Commercial Environment
         ----------------------

         There are a number of differing commercial arrangements between the contractor and the owner or the owner's representative, which can be summarized as either conventional contracts or non-conventional contracts.

         Conventional contracts are those that are typically awarded under a competitive bidding process on a project by project basis, and can include variations such as lump sum or fixed price contracts, unit prices for defined quantities or items, direct supervision and labour reimbursement at hourly rates. These contracts are often awarded solely on price criteria, and margins and risks are subject to fluctuations in work volume or availability, and also to each competitor's workloads and market objectives.

         In excess of 50% of National's revenues arise from contracts obtained through a competitive bid process. In the bidding process, an estimator uses the cost of materials and historical rates of work to estimate the cost and amount of labour required for the job. To these costs, other estimates and uplift factors for materials, supervision and management are added, together with a required profit margin. The profit margin factored into a bid is based on knowledge of prevailing market conditions, competition, and potential customer relationship. A contingency amount to cover commercial and technical risks, as well as related potential cost over-runs, will also be factored into the bid.

         Non-conventional contracts are usually awarded by owners to selected alliance partnerships, preferred contractors or turnkey solution providers, and include negotiated contracts. The selection criteria in this category is more than price, the number of competitors is fewer, and margins are usually better. However, a strong emphasis is placed on the timeliness and quality of performance, as well as costs and budget compliance performance demands which require contractors to establish broader management and technical competencies than contractors familiar with the conventional competitive bidding process possess.

         Bonding Requirements
         --------------------

         Both conventional and non-conventional methods may require commercial guarantees from contractors which fall into two main categories, bid bonding and performance bonding.

         Bid bonding is a form of security provided by a contractor that is bidding for a project. Bid bonding guarantees that such contractor will enter into a contract within a specified period of time and will furnish any required performance and labour and material bonds at that time. The typical coverage from a bid bond may range from 5% to 10% of the project value.

         Performance bonding is a form of security issued by a surety company to guarantee performance or completion of a project. Performance bonding guarantees the client that if the contractor fails to complete the project in accordance with the terms of the construction agreement, the surety company will arrange for completion of the project by others. The typical coverage from a performance bond is between 20% and 50% of the project value.

         Provided the risk management process is initiated at the early stages of the project process, the parties involved generally have some flexibility in the terms and conditions of the bonding requirements to be incorporated into their agreements. Parties need to be open about their expectations and about their tolerances and appetite for risk. Undue risks to a particular party can occur where the responsibilities for loss exposure are not fairly distributed between the assorted parties.

         REGULATORY REQUIREMENTS

         The regulatory framework for contracting services companies operating in Canada applies to both the employment of labour, as well as the registration and operations of a company.

         In the Province of Quebec, all construction labour must be local union members and hold trade certification, contractors must be members of the specific industry sector contractor associations and comply with collective union agreements negotiated by the association with the respective provincial trade unions. For industrial maintenance-related activities, union membership is not mandatory, and a number of non-union companies and labour are available in this sector.

         Contracting companies also require licenses in Quebec for individual categories of work.

         National employs only unionized labor for both construction and maintenance activities, and is licensed in Quebec for 39 categories of construction work.

         There are also a number of  statutory  requirements  that  apply to the operations of contractors with respect to health, safety, quality and environmental standards. These requirements can be federal, provincial or municipal requirements, and compliance and certification are further prerequisites which can be a formidable barrier to incoming competition, particularly from the United States. The requirements include registration and compliance with individual provincial workers' compensation boards which regulate safety and accident performance of all contractors. Provincial regulation has quality standards with both compliance and certification requirements, such that each contractor has to obtain approval for welding procedures and qualify its tradesmen to those procedures before commencing work. Several other specialized trades are also subject to similar regulatory requirements.

         POTENTIAL MARKET

         In Quebec, the industrial construction sector expended 21.4 million man-hours in year 2000, according to the Construction Industry report published by the Quebec Construction Commission. National executed 768,000 man-hours, or 3.5% of this total.

         In general, the fragmented industrial sector market is consolidating, as trends towards outsourcing and increasing demands for effective performance are creating barriers to entry, which require providers to be well-capitalized and capable of managing and executing significant and complex projects.

         Other significant markets for National include the resource sector, as well as the pulp and paper and plant maintenance market sectors.

         Recent events and the general economic downturn in the United States are not expected to impact adversely on these projects as United States demand for secure sources of fuel and energy are expected to increase in the near future.

         INDUSTRY TRENDS

         The industrial contracting and maintenance industry is currently experiencing several industry trends, outsourcing of plant maintenance, and consolidation within the industry.

         Outsourcing of Plant Maintenance and Construction
         -------------------------------------------------

         As companies strive to become more efficient, outsourcing has increased over the past decade. In the Canadian maintenance market, outsourcing is driven by pressure on plant owners and operators to control production costs in the face of global competition, an aging in-house workforce, new technologies and the increasing desire to focus on core competencies.

         Opportunities from outsourcing are arising in the maintenance and repair, modifications and upgrades of industrial process facilities, as well as in new construction or installation works in a variety of sectors, including the oil and natural gas industry.

         Industry Consolidation
         ----------------------

         According to the Industry Canada Report dated June 22, 1998, the Canadian construction industry is highly fragmented and was comprised of 20,000 general contractors and 107,500 trade contractors. According to the Canadian Electrical Contractors Association, there are approximately 8,200 electrical contractors with total revenues of over CDN$2.2 billion.

         Even with contracts utilizing the Conventional method, many owners maintain extensive lists of potential contractors who can be provided with the opportunity to bid for every supply or service opportunity. This practice is now being recognized as time consuming and inefficient. Consequently, several major industry players have re-examined the contracting process and the capabilities of the plethora of contractors involved in their operations and now select certain approved preferred or alliance contractors to provide required services based on expanded criteria, including financial strength, track record, scope of services and management capabilities.

         As a result of these initiatives, there is an ongoing trend towards consolidation within the industry.

C.       DESCRIPTION OF THE BUSINESS OF NATIONAL

         GENERAL

         National is a maintenance contracting and multi-trade construction services company primarily servicing Eastern Canada. National offers its services in two separate subsidiaries/division: plant maintenance and construction services. National has always been recognized as a construction company first, with maintenance work as an adjunct.

         In  April  2003,   National  embarked  on  a  new  business   strategy.
Maintenance work will be the primary focus for National. The maintenance services of National are primarily focused on work involving the maintenance and modifications of operating plants and require specific work management and supervision skills. Safety and the quality of work is of primary importance, and existing contractual arrangements are for two to three-year terms, mainly on an exclusive basis for ongoing activities.

         Our focus will be on construction services work that is priced based on a cost reimbursement basis. Given National's inability to obtain bonding and financing for construction projects, it is anticipated that future work in the construction services market will include strategic partners who can supply the financial and bonding requirements which are needed.

         In April 2003, when National implemented its new business strategy, the Turnkey and Special Projects Division of National ceased operations. During the last three fiscal years ended February 28, 2003, 2002 and 2001. The Turnkey and Special Projects Division contributed on average 10% of National's revenues.

         Also in April 2003,  National reduced  significantly the administrative
overhead  relating  to  the  Construction  Services  Division.   Several  office
positions relating to construction services were eliminated.

         During the last three fiscal years ended February 28, 2003, 2002 and 2001 the Construction Services Division's average revenues represented 61% and the Plant Maintenance Division revenues represented 29% of National's aggregate revenue.

         PLANT MAINTENANCE DIVISION

         The Plant Maintenance Services of National are primarily provided through National Maintenance Inc., Auprocon and Entretien N-S.

         The Plant Maintenance Division focuses on work involving the maintenance and modifications of operating plants, and requires specific work management and supervision skills, since much of the work is carried out in live operating environments. Safety and the quality of work is of primary importance, and existing contractual arrangements are for two to three year terms, mainly on an exclusive basis for ongoing activities.

         Typical activities include modifications and upgrades to existing processes and facilities, routine and breakdown plant maintenance, and plant shutdowns or outages.

         Existing contracts are generally based on the achievement of defined performance targets (such as safety, cost and quality) which results in negotiated performance bonuses. The contracts also provide opportunities for involvement in major new plant expansions or revamps, under separate contracts. National currently has three major contracts of this type in Quebec with Shell Canada Ltd., PetroCanada Corporation and Petromont LP, all major players in the petrochemical and refining industry.

         CONSTRUCTION SERVICES DIVISION

         Construction services are provided by National directly in Quebec and Eastern Canada.

         National targets construction projects in Quebec and Eastern Canada. The Construction Services Division, which primarily carries out conventional work, also provides resources and support as necessary to execute work obtained by the Plant Maintenance Division.

         CUSTOMERS AND KEY CONTRACTS OF NATIONAL

         National provides services to a variety of clients in different sectors, including petrochemicals and chemicals, pulp and paper, oil and natural gas.

         National has provided services to several major companies, including Shell Products Canada Ltd., PetroCanada Corporation, Petromont LP, a limited partnership jointly owned by Dow Chemical Canada Inc. and Ethylec Inc., Ultramar Canada Inc., Abitibi Consolidated Inc. QIT Fer et Titane, a division of Rio Tinto PLC, Gaz Metropolitain and Company Limited Partnership, Imperial Oil Limited, ABB Lummus Global Inc., Papier Masson Ltee and Alliance Forest Products Inc.

         GROWTH STRATEGY

         National's objective is to achieve long-term financial stability in a cyclical industry by increasing revenues and improving margins in order to improve and stabilize profitability levels.

         National has growth strategies for maintenance that are intended to market and build on the established capabilities and strengths of National, while attempting to maintain market share in Quebec. National's business strategy and objectives are customer driven. National operates its business with the goal of meeting its customer's expectations with respect to the principal aspects of its operations, namely:

         1. Safety, health and environmental policies are a requisite for success for all business in today's marketplace. National has one of the lowest workmen's compensation rates in its related industry sector within the Province of Quebec.

         2. Operating under quality & safety procedures with trained supervision results in better work scheduling and cost controls, and accident free job sites. In Quebec, where union hiring halls act as labour exchanges allocating free jobs to members, National's long-term relationships with local trade unions help to provide National with a quality labour force.

         3. National will continue to implement ways and means in providing added value to the customer, reviewing existing systems for upgrade in planning & scheduling in collaboration with the customer.

         RAW MATERIALS

         Raw materials and the components necessary for the conduct of our businesses are generally available from numerous sources. We do not foresee any unavailability of raw materials and components which would have a material adverse effect on its businesses in the near term.

         ENVIRONMENTAL, SAFETY AND HEALTH MATTERS

         We believe, based upon present information available us, that no accruals with respect to potential future environmental costs are required by the Company and, if required, such future costs will not have a material effect on the Company's consolidated financial position, results of operations or liquidity. Some factors, however, could result in additional expenditures or the provision of accruals in expectation of such expenditures. These include the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of such costs among potentially responsible parties, or a determination that the Company is potentially responsible for the release of hazardous substances at site other than those currently identified.

         COMPETITION OF NATIONAL

         The Canadian construction and maintenance contracting business is highly fragmented and competitive with over 20,000 general contractors and 107,500 trade contractors. National's principal competitors include several industrial contractors operating across Canada such as:

         1. PCL Construction Inc., a private company with a strong presence in the United States with revenues of over $1 billion per annum.

         2. BFC Corp., a Canadian public company providing single source solutions for multi-trade industrial construction and fabrication companies with annual revenues of over $650 million.

         3. Bechtel Canada Inc., a subsidiary of Bechtel Corporation ("Bechtel"), a private global engineering-construction organization that is a world wide leader in the construction of pipelines, tunnels, highways, airports and gas plants. Bechtel's annual consolidated revenues are US$12.6 billion, including US$4.8 billion in North America.

         4. Fluor Constructors Canada Inc., a subsidiary of Fluor Corporation, one of the world's largest international engineering, construction, and maintenance companies. Fluor Corporation is a public company listed on the New York Stock Exchange with annual consolidated revenues of US$13.5 billion.

         5. Jacobs Engineering Group Inc., which recently acquired Calgary-based Delta Hudson Engineering Ltd. and Delta
                  Catalytic Industrial Services Ltd. in late 2001, has annual revenues of over US$3.5 billion.

         In Quebec the principal competitors of National include:

         1. Ganotec Inc., a privately held company well known in the pulp and paper mechanical sector.

         2. Kamtech Enterprises Inc., a privately held company well known in the pulp and paper mechanical sector.

         3. Gastier Inc., a privately held company that provides services to the electricity and small maintenance sectors.

         D.       ORGANIZATION STRUCTURE.

         A description of the organizational structure of the Company, its subsidiaries, their ownership and the jurisdictions of their incorporation is included in this Annual Report under Item 4A "History and Development of the Company".

         E.       PROPERTY, PLANT AND EQUIPMENT.

         National, National Maintenance, National Construction Group and the Additional National Subsidiaries do not own any real estate, but they do lease space.

         National Subsidiary leases premises located at 3000 blvd. Matte, Brossard, Quebec J4Y 2H5 consisting of 8,000 square feet of office space, 10,000 square feet of shop space and 500,000 square feet of outside storage space, pursuant to a lease agreement with Manson Insulation Inc. entered into in March 2001 (the "National Office Lease"). The National Office Lease has an initial term expiring on April 30, 2006 and the minimum annual rent is $125,000.

         National believes that its current office space and facilities are adequate for its anticipated short-term requirements.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         Statements in this Annual Report concerning the Company's business outlook or future economic performance, anticipated revenues, expenses or other financial items, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are `forward-looking statements' as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under `Risk Factors' in this Annual Report, as well as those discussed elsewhere in this Annual Report and in the Company's other filings with the Commission.


CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS


         ---------------------------------------------------------------------------------------------------
                                                              Payments Due by Period
         ---------------------------------------------------------------------------------------------------
            Contractual Obligations        Total     Less than 1    1-3 years     4-5 years   After 5 years
                                                         year
         ---------------------------------------------------------------------------------------------------
         Long-term Debt                     NIL          N/A           N/A           N/A           N/A
         ---------------------------------------------------------------------------------------------------
         Due to Shareholder (1)         $1,580,131       N/A           N/A           N/A           N/A
         ---------------------------------------------------------------------------------------------------
         Operating Leases               $1,127,368       N/A       $1,101,573      $25,795         N/A
         ---------------------------------------------------------------------------------------------------
         Total Contractual Cash
         Obligations                    $2,707,499       N/A       $1,101,573      $25,795     $1,580,131
         ---------------------------------------------------------------------------------------------------

         Note (1): Repayable annually in an amount equivalent to the Company's net consolidated income for the previous year.

         The following discussion and analysis is based on and should be read in conjunction with National's financial statements.


         A.       OPERATING RESULTS

         THE FOLLOWING DISCUSSION AND ANALYSIS INCLUDES FINANCIAL INFORMATION FROM, AND SHOULD BE READ IN CONJUNCTION WITH, THE FINANCIAL STATEMENTS OF NATIONAL AND THE NOTES THERETO INCLUDED WITH THE ANNUAL REPORT AND THE DISCLOSURE CONTAINED THROUGHOUT THIS ANNUAL REPORT.

         National and its subsidiaries are in the business of providing maintenance and multi-trade industrial construction and contracting services in Eastern Canada. National, the National Subsidiary and the Additional National Subsidiaries operate in two profit centers consisting of the Plant Maintenance Division and the Construction Services Division.

         COMPARISON OF THE YEAR ENDED FEBRUARY 28, 2003 TO THE YEAR ENDED FEBRUARY 28, 2002

         Revenue
         -------

         National generated revenues of $68.3 million during the year ended February 28, 2003 with $50.8 million from the Construction Services Division, $17.2 million from the Plant Maintenance Division and $0.3 million from the Turnkey and Special Projects Division.

         National generated revenues of $29.4 million during the year ended February 28, 2002 with $5.3 million from the Construction Services Division, $16.0 million from the Plant Maintenance Division and $8.1 million from the Turnkey and Special Projects Division.

         The increase in revenues in the Construction Services Division was a result of a major contract for the Interquisa project in Montreal. The work on this project was completed in April 2003. The decrease in revenue of the special projects division was due to no new work during fiscal 2003.

         Gross Profit
         ------------

         For the year ended February 28, 2003 National achieved a gross profit of $0.7 million representing 1.02% of total revenue compared to $2.8 million or 9.45% for the year ended February 28, 2002. For the year ended February 28, 2003 the gross profit for Construction Services Division was $(0.7) million, $1.3 million or 7.57% for the Plant Maintenance Division and $0.1 million or 29.92% for the Turnkey & Special Project Division. The reduction in the gross profit percentage for the year ended February 28, 2003, was primarily caused by the reduction in gross profit percentage earned by the Construction Services Division. For the year ended February 28, 2002 the gross margin for Construction Service Division was $(0.5) million, $1.7 million or 10.89% for the Plant Maintenance Division and $1.5 million or 18.66% for the Turnkey Special Project Division.

         Selling, General and Administration Expenses
         --------------------------------------------

         National's Selling, General and Administrative Expenses were $4.1 million for the year ended February 28, 2003 compared to $5.2 million for the same period last year. These expenses are made up of management salaries, support employees salaries, legal and audit, office premises, insurance and office expenses. Cost control measures implemented in the second quarter resulted in lower administrative expenses for the year.

         Interest and Finance Charges
         ----------------------------

         National incurred interest charges of $514,028 for the year ended February 28, 2003 compared to $216,914 for the same period last year. Included in interest and finance costs for the year ended February 28, 2003 are approximately $325,000 of penalties and interest relating to late payment of deductions at source and commodity taxes.

         Interest on the outstanding shareholder loans for the year ended February 28, 2003 was $213,542 compared to $164,474 for the same period last year. Shareholder loans increased by $1,000,000 during the year thus the reason for the increase in interest expense.

         Gain on disposition of investment
         ---------------------------------

         During the year National disposed of one of its investments in a joint venture and recorded a gain of $402,072 on the disposition.

         Amortization and Depreciation
         -----------------------------

         National incurred amortization expenses of $444,767 for the year ended February 28, 2003 compared to $321,489 for the same period last year. Higher amortization costs were incurred this year due to the increase in purchases of small tools which are depreciated at 25% per year.

         Net Loss
         --------

         Net loss for the year ended February 28, 2003 was $4,192,958 compared to a loss of $2,850,818 for the year ended February 28, 2002.



         COMPARISON OF THE YEAR ENDED FEBRUARY 28, 2002 TO THE YEAR ENDED FEBRUARY 28, 2001

         Revenue
         -------

         National generated revenues of $29.4 million during the year ended February 28, 2002 with $5.3 million from the Construction Services Division, $16.0 million from the Plant Maintenance Division and $8.1 million from the Turnkey and Special Projects Division.

         For the year ended February 28, 2001, National generated revenues of $60.3 million with $40.1 million from the Construction Services Division, $12.0 million from the Plant Maintenance Division and $8.2 million from the Turnkey & Special Projects Division.

         The late start of a major project and the cancellation of another major project resulted in revenue for the year ended February 28, 2002 being lower than for the year ended February 28, 2001.

         Gross Profit
         ------------

         For the year ended February 28, 2002, National achieved a gross profit of $2.8 million representing 9.45% of total revenue compared to $4.7 million representing 7.73% for the year ended February 28, 2001. The gross profit for the year ended February 28, 2002 was $1.5 million or 18.66% from the Turnkey & Special Projects Division, $1.7 million or 10.89% from the Plant Maintenance Division and a loss of $(0.5) million from the Construction Services Division, and included a loss from liquidated inventories of $0.6 million.

         For year ended February 28, 2001, gross profit included $1.7 million or 20.81% from Turnkey & Special Projects Division, $1.0 million or 8.72% from the Plant Maintenance Division and $2.0 million or 4.77% from the Construction Services Division.

         The decrease in total gross profit was a result of reduced work volume (excluding the loss from liquidated inventory).

         Selling, General and Administrative Expenses
         --------------------------------------------

         National's selling, general and administrative expenses were $5.2 million for the year ended February 28, 2002. These expenses are made up of management salaries, support employees salaries, legal and audit, office premises, insurance and office expenses.

         For year ended February 28, 2001, selling, general and administrative expenses were $5.0 million.

         Management and technical staff levels were maintained during the year ended February 28, 2002, despite lower revenues, in order to maintain capability for future work and enhance current project performance.

         Interest and Finance Charges
         ----------------------------

         National incurred interest charges of $216,914 for the year ended February 28, 2002 compared to $439,269 for the year ended February 28, 2001.

         Interest on the outstanding shareholder loans of National was $164,474 for the year ended February 28, 2002 compared to $211,408 for the year ended February 28, 2001. The reduction in the prime rate of interest reduced the interest charges.

         Amortization and Depreciation
         -----------------------------

         National incurred amortization costs of $321,489 for the year ended February 28, 2002 compared to $348,704 for the year ended February 28, 2001.

         Foreign Exchange
         ----------------

         National incurred a foreign exchange gain of $76,676 in fiscal 2002 compared to nil in fiscal 2001.

         Income taxes Recovered
         ----------------------

         For the year ended February 28, 2002, National recorded $209,542 of income taxes recovered comprised of $65,000 of current recovery and $144,542 of future recovery. For the year ended February 28, 2001, $402,530 of income taxes were recovered including $234,395 of current and $168,135 of future recovery.

         Net Loss for the Year
         ---------------------

         National's net loss for the year ended February 28, 2002 was $2,850,818 compared to a net loss of $1,668,702 for the year ended February 28, 2001. The reduction in gross margin of approximately $1.9 million less the impact of the $755,362 in goodwill written off in 2001 largely accounts for the increase in the net loss for the year.

         Critical account policies
         -------------------------

         Our most critical accounting policy deals with accounting for claims on long-term contracts. In accordance to SOP 81-1, revenues from claims is recognized when it is reasonably assured that such claims, resulting from work performed for customers in addition to the work contemplated in the original contracts, will result in additional revenues in an amount that can be reliably estimated. During the year, the Company had approximately $2.5 million in claims, for which only $2.3 million could be reasonably assured and therefore recorded. The Company subsequently collected $600,000 on the contract and settled the remaining claims for an amount of $1.45 million and $250,000.


         B.       LIQUIDITY AND CAPITAL RESOURCES.

         As at February 28, 2003, the Company no longer had an operating credit facility. In the context of the Company's offer to proceed with the reverse takeover of BrandEra Inc., the Company obtained, on March 4, 2002, appropriate waivers from its secured lender covering existing defaults as well as a forbearance agreement with respect to additional events of default up to the earlier of the date of a capital injection of at least $3.0 million or April 30, 2002 and conditional upon obtaining third party confirmation that the Company's consolidated equity base was at least $4.9 million following the capital injection.

         The reverse takeover transaction closed on April 19, 2002 and a capital injection of approximately $3.6 million was made. The proceeds were used primarily to fund the Company's work-in-progress and receivables for a significant contract. The above mentioned third party confirmation of the Company's consolidated equity base, however, was not provided to the secured lender. Subsequent to April 19, 2002, the Company did not meet its continuing borrowing base requirements. No appropriate waivers were obtained and the secured lender did not renew the credit facility on June 30, 2002. Borrowings under the credit facility have since been repaid from working capital, preventing the Company from making timely remittances of payroll deductions, commodity taxes and dues to the Quebec Construction Commission, ("Q.C.C."), representing unionized workers, totaling approximately $4.0 million including interest and penalties.

         The Company entered into an arrangement with the appropriate government authorities allowing for the repayment of the $2.8 million of such amounts by making payments over a four-month period beginning October 2002. The $2.8 million has been repaid. Amounts owing to the Q.C.C. were repaid over the period October 21, 2002 to November 30, 2002.

         On November 12, 2002 the Company entered into a loan agreement with an arm's length third party in the amount of $1.0 million. His loan was later offset against a holdback receivable. The Company also entered into a loan agreement with two shareholders of the Company to lend the Company $1.0 million. The loans are repayable on demand and bear interest at 10%. The proceeds from the loan were used to repay amounts owed to the Q.C.C. and Federal and Provincial Governments.

         Subsequent to the year-ended February 28, 2003, the Company had not remitted payments on a timely basis for approximately $1.1 million of commodity taxes due March 31, 2003, April 30, 2003 and May 31, 2003. On September 10, 2003, the Company reached an agreement with the federal and provincial governments to repay the amounts in full. The agreement provided for a payment of approximately $770,000 in September 2003, with the balance to be repaid over a period not exceeding 3 years. On September 29, 2003, the agreement was amended to provide for the payment of the approximately $770,000 over three months commencing in October 2003. In addition, the Company had not remitted approximately $415,000 of dues owed to the Q.C.C. on June 15 and July 15, 2003. The $415,000 was repaid on September 15, 2003.

         As at February 28, 2003, the Company had approximately $2.5 million of items in dispute on one project, which occurred over the last twelve months. On September 12, 2003, the Company reached an agreement to settle a claim on a major contract for $1.45 million. The terms of the agreement provide for a 70% payment to the Company upon execution of the agreement, the balance to be paid upon receipt of a written confirmation of the cancellation of the legal claim on the related contract. The Company received the 70% payment in September 2003. The Company intends to use the funds to repay commodity taxes and amounts owed to the Quebec Construction Commission.

         The Company's ability to continue as a going concern will depend on:

         1. its ability to obtain new business, including appropriate bonding, and a return to profitability and achieving positive cash flows in the near future;

         2. its ability to secure additional financing on acceptable terms;

         3. its ability to negotiate additional reductions in balances due and payment terms and conditions which the Company can meet for amounts owing to existing unsecured creditors;

         4. its ability to comply with the terms of the repayment agreement reached with government authorities with respect to late remittances of commodities taxes.

The outcome of these matters cannot be predicted at this time. The consolidated financial statements included herein do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

         C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSE

         Due to the nature of its business, National does not invest capital in research and development and it does not own any patents or own any intellectual property licenses.

         D.       TREND INFORMATION, FINANCIAL RISKS AND OUTLOOK

         New construction work is cyclical and has represented approximately 75% of National's revenues. National's strategy is to develop more maintenance contracts that provide recurring service revenue, and will reduce this exposure.

         The implementation of new growth initiatives can result in increases in business development and other costs. The implementation risks are reduced by the experience of National's management team and the use of established management systems and procedures.

         A shortage of skilled labour could affect National's growth potential. National's specific geographical and technical focus, together with strategic alliances, provide National with an advantage in retaining employees.

         The failure to obtain bid bonding or performance bonding may limit National's growth potential.

         National has an interest rate on its note due to shareholder that is subject to market fluctuations. Any significant interest rate change could have a material effect on its business.

         Other than as described under the heading "Risk Factors" in this Annual Report, management of National is not aware of any significant risks or uncertainties that may affect National's liquidity position.

ITEM 6.       DIRECTORS, SENIOR OFFICERS, MANAGEMENT AND EMPLOYEES OF NATIONAL

         A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table describes the names and the municipalities of residence of the directors, senior officers and the management of National, their positions and offices with National, their principal occupations during the past five years and their age, as well as their shareholdings in National as of September 30, 2003.



NAME AND MUNICIPALITY OF                    PRINCIPAL  OCCUPATION,  AND POSITIONS  WITH  REPORTING    DIRECTOR/OFFICER
        RESIDENCE          POSITION/AGE     ISSUERS DURING THE PAST FIVE YEARS                             SINCE
-------------------------- --------------   ------------------------------------------------------- --------------------
Keith F. Eaman(1)(2)       Chairman and     Chairman of National  Subsidiary  since 1988.  Interim     April 9, 2002
Knowlton, Quebec           Director         President of National  since August 2003.  Chairman of
                           Age:  56         the Board and a Director of Multi-Glass  International
                                            Corp.,  a  public  insulation   distribution   company
                                            listed  on  TSX  Venture  Exchange  Inc.,  since  July
                                            1999.  President  and a Director of Manson  Insulation
                                            Inc.,  a  private  insulation  manufacturing  company,
                                            since  February  1986.  A past  Director of  Alouettes
                                            1974 Capital  Inc.,  a capital pool company  listed on
                                            the TSX Venture  Exchange  Inc. that has completed its
                                            Qualifying  Transaction.  Also a Director  of Canadian
                                            Public  Venture  Equities  I Inc.,  a  public  company
                                            listed on the TSX Venture Exchange Inc.

Bradley D. Griffiths       Director         Managing  Director Capital Markets at McFarlane Gordon     April 9, 2002
Toronto, Ontario           Age: 47          since December 2002.  Chairman and Co-Chief  Executive
                                            Officer of Standard Securities Capital Corporation
                                            from November 2001 to December 2002; prior thereto
                                            the Chairman of Canaccord Capital Corporation since
                                            November 1999. Chief Executive Officer of Griffiths
                                            McBurney & Partners from March 1993 to November 1999.

Henry Kloepper (1)         Director         Self-employed  investment  advisor  since 1997,  prior     June 11, 2003
Newmarket, Ontario         Age: 53          thereto  Director of Corporate  Finance North American
                                            Trust from 1995 to 1997.

Guy George Lever (1)(2)    Director         President of Les  Entreprises  G. Lever Inc. a private     June 11, 2003
Montreal, Quebec           Age: 44          real-estate  and  corporate  management  company since
                                            1986. Chairman of the Board and Chief Executive
                                            Officer of Dion Machineries Inc., a private
                                            manufacturer of forage handling equipment from March
                                            1997 to August 2002.

Andre Beaudoin             General          General Manager of the Plant  Maintenance  Division of    April 19, 2003
Lachenaie, Quebec          Manager          National  Subsidiary  since May 2002.  Prior  thereto,
                           Maintenance      Project  Manager for National  Subsidiary from 1992 to
                           Age: 48          2002.

Danny C. Daoust            Executive        Executive  Vice-President of National Subsidiary since    April 19, 2002
Montreal, Quebec           Vice-President   September  17,  2001,  on  temporary  lay-off;   prior
                           Age:  43         thereto  the Chief  Operating  Officer of Agra  Quebec
                                            Inc.

Michel Dupont              Vice-President,  Vice-President,    Turnkey    Projects   of   National    April 19, 2002
Montreal, Quebec           Turnkey          Subsidiary  since March 2001,  on  temporary  lay-off;
                           Projects         prior thereto Manager of Special  Projects of National
                           Age:  52         Subsidiary.



NAME AND MUNICIPALITY OF                    PRINCIPAL  OCCUPATION,  AND POSITIONS  WITH  REPORTING    DIRECTOR/OFFICER
        RESIDENCE          POSITION/AGE     ISSUERS DURING THE PAST FIVE YEARS                             SINCE
-------------------------- --------------   ------------------------------------------------------- --------------------

Andre   Przybylowski       Vice-President,  Vice-President,   Operations  of  National Subsidiary     April 19, 2002
Montreal,  Quebec          Construction     since March 2001; prior thereto the Vice-President,
                           Age:  53         Construction  with National  Subsidiary.  From 1997 to
                                            1998 the Operations Manager of Modern Niagara Toronto
                                            Inc. Employed with Comstock Canada Ltd. from1975 to
                                            1997.


Chantal Boutin             Controller       Controller  National  Maintenance  since  August 2003.    August 20, 2003
Beloeil, Quebec            Age : 33         Prior thereof Controller  Feuiltault  Machinery Canada
                                            Inc. from 2001 to July 2003. Employed as Controller
                                            with Les Aliments Infiniti Inc. from 1998 to 2001.

         Notes:

         (1)      Member of the Audit Committee of the Company.

         (2)      Member of the Executive Committee of the Company

         CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

         On July 23, 2003, National applied for and received from the Quebec Securities Commission an order for the cease trade of the Company's stock for management and insiders due to delays in filing the audited financial statements for the fiscal year ended February 28, 2003. This management and insider cease trade order applies to Keith F. Eaman, Bradley D. Griffiths, Henry Kloepper, Guy George Lever, Danny Daoust, Michel Dupont and Andre Przybylowski.

         On October 7, 2003, the common shares of the Company were delisted from the OTC Bulletin Board for failure to file Form 20-F Annual Report by the required deadline pursuant to Section 13 or 15(d) of the Securities Exchange Act for the fiscal year ended February 28, 2003.

         PENALTIES OR SANCTIONS

         No proposed director, senior officer, executive officer or promoter of the Company has, within the ten years prior to the date of this Annual Report, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

         FAMILY RELATIONS AND/OR UNDERSTANDINGS

         There are no family relationships between any two or more Directors or Executive Officers of the Company. There are also no arrangements or understandings between any two or more Directors or Executive Officers of the Company, pursuant to which an individual was selected as a Director or Executive Officer.

         B.       COMPENSATION OF DIRECTORS AND OFFICERS OF NATIONAL

         EXECUTIVE COMPENSATION

         An aggregate of $1,042,418 was paid by National to its executive officers for services rendered in all capacities to National and its subsidiaries during the financial year ended February 28, 2003. The following table sets forth all compensation for the three financial years ended February 28, 2001, 2002 and 2003 to the Chairman of National Subsidiary, the President of National Subsidiary and the Vice-President, Operations of National Subsidiary, as well as to Marvin Igelman, David Berman, Robert Arnoff, Michael Frank and
Michael Neray, all former officers of the Company (the "Named Executive Officers"). No other executive officer of National or its subsidiaries earned in excess of $100,000 during the financial year ended February 28, 2003.

                                                           SUMMARY COMPENSATION TABLE
=================== ========= ========================================= =========================== ====================
                                      ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                              ----------- ------------ ---------------- ---------------------------
                                                                                  AWARDS
                              ----------- ------------ ---------------- ---------------------------
     NAME AND         YEAR      SALARY     BONUS ($)    OTHER ANNUAL    SECURITIES    RESTRICTED         ALL OTHER
PRINCIPAL POSITION            ($/ANNUM)                 COMPENSATION       UNDER       SHARES OR    COMPENSATION(1)(6)
                                                             ($)         OPTIONS/     RESTRICTED            ($)
                                                                           SARS       SHARE UNITS
                                                                        GRANTED (#)       ($)
       (A)            (B)       (C)(2)        (D)            (E)            (F)           (G)               (I)
------------------- --------- ----------- ------------ ---------------- ------------ -------------- --------------------
Keith F. Eaman,     2003       $180,000       Nil            Nil            Nil           Nil               Nil
Chairman,           2002       $180,000       Nil            Nil            Nil           Nil               Nil
President & CEO     2001       $180,000       Nil            Nil            Nil           Nil               Nil
of National
------------------- --------- ----------- ------------ ---------------- ------------ -------------- --------------------
Jean Cormier        2003       $222,796       Nil        $24,000(3)         Nil           Nil               Nil
Former President    2002       $222,796       Nil        $24,000(3)         Nil           Nil               Nil
of National         2001       $216,062       Nil        $24,000(3)         Nil           Nil               Nil
Subsidiary
------------------- --------- ----------- ------------ ---------------- ------------ -------------- --------------------
Marvin M. Igelman,  2003         Nil          Nil                           Nil           Nil               Nil
Former CEO and      2002(5)      Nil          Nil                           Nil           Nil               Nil
President of        2001       $258,856       Nil          $6,000           Nil           Nil               Nil
National
------------------- --------- ----------- ------------ ---------------- ------------ -------------- --------------------
David N. Berman     2003         Nil          Nil                           Nil           Nil               Nil
Former CFO,         2002(5)      Nil          Nil            Nil            Nil           Nil               Nil
Vice-President,     2001       $131,250       Nil          $6,000          5,000          Nil               Nil
Finance and
Secretary of
National
------------------- --------- ----------- ------------ ---------------- ------------ -------------- --------------------
Robert Arnoff       2003         Nil          Nil            Nil                          Nil               Nil
Former COO of       2002         Nil          Nil            Nil                          Nil               Nil
National            2001       $154,500       Nil          $5,250         300,000         Nil               Nil

------------------- --------- ----------- ------------ ---------------- ------------ -------------- --------------------
Michael Frank       2003         Nil          Nil            Nil            Nil           Nil               Nil
Former              2002         Nil          Nil            Nil            Nil           Nil               Nil
Vice-President,     2001       $119,000       Nil            Nil            Nil           Nil               Nil
Business
Development of
National
------------------- --------- ----------- ------------ ---------------- ------------ -------------- --------------------
Michel Neray        2002         Nil          Nil            Nil            Nil           Nil               Nil
Former              2001       $135,000       Nil          $6,000           Nil           Nil               Nil
Vice-President,
Marketing of
National
------------------- --------- ----------- ------------ ---------------- ------------ -------------- --------------------
Danny C. Daoust     2003       $182,000       Nil        $24,000(3)         Nil           Nil               Nil
Executive           2002       $96,250        Nil         $9,800(3)         Nil           Nil               N/A
Vice-President of   2001         N/A          N/A            N/A            Nil           Nil               N/A
National
Subsidiary
------------------- --------- ----------- ------------ ---------------- ------------ -------------- --------------------
Michel Dupont       2003       $136,122       Nil        $11,000(3)         Nil           Nil               Nil
Vice-President,     2002       $130,952       N/A        $11,000(3)         Nil           Nil               Nil
Turnkey Projects    2001         N/A          N/A            N/A            Nil           Nil               Nil
of National
Subsidiary
------------------- --------- ----------- ------------ ---------------- ------------ -------------- --------------------
Andre               2003       $137,000       Nil        $15,000(3)         Nil           Nil               Nil
Przybylowski(4)     2002       $137,000     $2,000       $15,000(3)         Nil           Nil               Nil
Vice-President,     2001       $112,000     $2,000       $12,000(3)         Nil           Nil               Nil
Operations of
National
Subsidiary
------------------- --------- ----------- ------------ ---------------- ------------ -------------- --------------------
Ian Wetherly        2003       $97,500        Nil          $13,000
Former CFO of       2002         N/A          Nil            Nil
National            2001         N/A          Nil            Nil
=================== ========= =========== ============ ================ ============ ============== ====================

         Notes:

(1) The value of perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus.

(2)      Includes  base  salary  and  a  Registered   Retirement   Savings  Plan
         contribution.

(3)      This amount is a vehicle allowance.

(4)      Mr. Przyblowski became an officer of National on November 2, 1998.

(5)      For the seven month period ended February 28, 2002.

(6) See also the consulting agreements disclosed under the heading "Other Compensation" below.

(7)      Jean Cormier resigned as President in July 2003.

(8) Ian Wetherly became an officer on August 15, 2002 and resigned on April 11, 2003.

         EMPLOYMENT AGREEMENTS

         Other  than  the  employment   agreements  (the  "National   Employment
Agreements") as described below, National and National Subsidiary are not a party to any employment agreements with the Named Executive Officers.

         National has entered into an employment agreement with Keith F. Eaman (the "Eaman Employment Agreement"). The Eaman Employment Agreement is for a minimum term of three years and provides for an annual base salary of $180,000 per annum payable in monthly installments and contains bonus provisions consistent with the nature and scope of the executive's responsibilities. The Eaman Employment Agreement contains confidentiality and non-competition clauses for the term of the agreement plus one year. The Eaman Employment Agreement requires severance of 18 months. The Eaman Employment Agreement commenced on April 19, 2002. The installments ceased as of August 1, 2003 at which time Mr. Eaman commenced invoicing the Company for duties performed in his capacity as a member of the Executive Committee at a per diem amount approved by the Board of Directors.

         National Subsidiary entered into an employment agreement dated as of March 1, 1998 with Jean Cormier, pursuant to which Mr. Cormier agreed to serve as the President of National Subsidiary (the "Cormier Employment Agreement"). The Cormier Employment Agreement is for an indefinite term and either party may terminate the agreement on 30 days notice. Mr. Cormier is entitled to an annual base salary of $180,000, an annual RRSP contribution in the amount of the maximum contribution allowed of $13,500, as well as an annual bonus dependent upon the performance of National Subsidiary. National Subsidiary agreed to provide Mr. Cormier with an automobile with a maximum value of $50,000, as well as to reimburse Mr. Cormier for all expenses incurred in connection therewith. National Subsidiary has also agreed to provide Mr. Cormier with a club membership in the amount of $5,000 per annum. Pursuant to the Cormier Employment Agreement, the annual base salary is subject to increase based upon an annual review by the Board of Directors of National Subsidiary. If Mr. Cormier's employment is terminated by National Subsidiary without cause, he is entitled to 30 days notice and severance of 12 months. Mr. Cormier is also entitled to participation in the National Subsidiary employee benefit plans that are provided to other senior executives of National Subsidiary. Mr. Cormier resigned as President on July 29, 2003 and Cormier Employment Agreement was cancelled. Mr. Cormier assumed the position of Vice-President of Business Development pursuant to a consulting agreement dated as of August 1, 2003 whereby Mr. Cormier is entitled to receive $85,000 per year, payable monthly, plus business expenses.

         National has entered into the a consulting agreement with Marvin M. Igelman (the "Igelman Consulting Agreement"). Pursuant to the Igelman Consulting Agreement, Mr. Igelman waived his right to be paid severance in excess of $750,000 pursuant to the terms of a termination agreement that was in place prior to April 19, 2002. The Igelman Consulting Agreement dated as of April 19, 2002, is for a term of three years and provided for an initial lump sum payment of $50,000 and an annual consulting fee to be paid to Mr. Igelman of $150,000 per annum (but to be payable monthly), as well as an annual bonus based on performance. Mr. Igelman provides general corporate finance services primarily related to United States matters, as well as overall assistance to maintain regulatory compliance in the United States. The Igelman Consulting Agreement contains confidentiality and non-competition clauses for the term of the agreement plus one year. The Igelman Consulting Agreement can be terminated by the Company for cause or with written notice of 18 months. At the end of the three year term of the Igelman Consulting Agreement, no severance or termination payments are payable by the Company to Mr. Igelman. No payments have been made since May 18, 2003. The agreement is currently under review.

         National Subsidiary has entered into an employment agreement dated as of August 21, 2001 with Danny C. Daoust, pursuant to which Mr. Daoust has agreed to serve as the Executive Vice-President of National Subsidiary (the "Daoust Employment Agreement"). The Daoust Employment Agreement is for an indefinite term. Mr. Daoust is entitled to an annual base salary of $155,000, an annual RRSP contribution in the amount of the maximum contribution allowed of $13,500, as well as an annual bonus dependent upon the performance of National Subsidiary. National Subsidiary has agreed to provide Mr. Daoust with a vehicle with a maximum value of $48,000, as well as to reimburse Mr. Daoust for all expenses incurred in connection therewith. National Subsidiary has also agreed to provide Mr. Daoust with an annual club membership. Pursuant to the Daoust Employment Agreement, the annual base salary is subject to increase based on an annual review by the Board of Directors of National Subsidiary. If Mr. Daoust's employment is terminated by National Subsidiary without cause, he is entitled to severance of six months salary plus one month for each year of service. Mr. Daoust is also entitled to participate in the National Subsidiary annual bonus plan. In July 2003, Mr. Daoust was put on temporary leave.

         National Subsidiary has entered into an employment agreement dated as of February 15, 2001 with Andre Przybylowski, pursuant to which Mr. Przybylowski has agreed to serve as the Vice-President, Operations of National Subsidiary (the "Przybylowski Employment Agreement"). The Przybylowski Employment Agreement is for an indefinite term. Mr. Przybylowski is entitled to an annual base salary of $125,000, an annual RRSP contribution in the amount of $10,000, as well as an annual bonus dependent upon the performance of National Subsidiary. National Subsidiary has agreed to provide Mr. Przybylowski with a vehicle with a maximum value of $40,000, as well as to reimburse Mr. Przybylowski for all expenses incurred in connection therewith. National Subsidiary has also agreed to provide Mr. Przybylowski with an annual club membership. Pursuant to the Andre Przybylowski Employment Agreement, the annual base salary is subject to increase based on an annual review by the Board of Directors of National Subsidiary. If Mr. Przybylowski's employment is terminated by National Subsidiary without cause, he is entitled to severance equal to two weeks per year of service to National Subsidiary. Mr. Andre Przybylowski is also entitled to participate in the National Subsidiary annual bonus plan.

         National Subsidiary has entered into an employment agreement dated as of February 20, 2001 with Michel Dupont, pursuant to which Mr. Dupont has agreed to serve as the Vice-President, Turnkey Projects of National Subsidiary (the "Dupont Employment Agreement") (which title has now been revised to Vice-President, Turnkey & Special Projects). The Dupont Employment Agreement is for an indefinite term. Mr. Dupont is entitled to an annual base salary of $122,000, an annual R.R.S.P. contribution in the amount of $7,000, as well as an annual allocation of $11,400 for car expenses. Pursuant to the Dupont Employment Agreement, the annual base salary is subject to increase based on an annual review by the Board of Directors of National Subsidiary. If Mr. Dupont's employment is terminated by National Subsidiary without cause, he is entitled to severance of four (4) months. Mr. Dupont is also entitled to participate in the National Subsidiary annual bonus plan. In April 2003, Mr. Dupont was put on temporary leave.

         COMPENSATION OF DIRECTORS

         The Directors of National are elected annually and serve until the next annual meeting of shareholders and until a successor shall have been duly elected and qualified. The directors of National have not yet determined the fees to be paid for each meeting attended by directors. Directors are reimbursed for expenses incurred in connection with their attendance at meetings of the Board of Directors. Directors may be removed with or without cause by a vote of the majority of the shareholders then entitled to vote.

         The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Consequently, the aggregate cash compensation paid to the directors of National, other than as Executive Officers, for services rendered in their capacities as directors during the financial year ended February 28, 2003 was nil.

         OTHER COMPENSATION

         Other than as set forth herein and below, National has not paid any additional compensation to its executive officers or directors during the financial year ended February 28, 2003.

         National paid consulting fees of $12,500 per month to Marvin M. Igelman aggregating $150,000 for the financial year ended February 28, 2003.

         The Company grants stock options to Directors, Executive Officers and employees. Except for the stock option plan, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers. See Item 6F "Share Option Plans".

         No Executive Officer or Director received other compensation in excess of the lesser of $25,000 or 10% of such officer's cash compensation.

         C.       BOARD PRACTICES

         The Company's board of directors is responsible for the supervision of the management of the Company's business and affairs. Under its governing statute (the Business Corporations Act (Ontario)), the board is required to carry out its duties with a view to the best interests of the Company. To assist it in fulfilling this responsibility, the board has specifically recognized its responsibility for the following areas:

         (a)      adoption of a strategic planning process;

         (b)      identification   of  the  principal  risks  of  the  Company's
                  business and monitoring the implementation of appropriate systems to manage these risks;

         (c)      appointing, training and monitoring senior management;

         (d)      implementation  of  a  communications   policy  to  facilitate
                  communications with shareholders and others involved with the Company; and

         (e) integrity of the Company's internal control and management information systems.

         The board discharges its responsibilities directly and through its committees. At regularly scheduled meetings, members of the board receive and discuss reports on the subsidiary companies, as well as on the Company's overall financial position and its investments. Strategic, financial and succession plans are approved. In addition, developments and issues of current relevance are reviewed, and reports of board committees are received and considered.

         The frequency of the meetings of the board of directors, as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. The Company had sixteen directors' meetings during the calendar year ended December 31, 2002.

         TERMS OF SERVICE

         Each Director of the Company is elected at the annual meeting of the Company to hold office until the close of business of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company's by-laws. Each of the current directors of the Company has served as a director since the year set forth beside his name in the table below:

          NAME OF DIRECTOR                      YEAR FIRST BECAME A DIRECTOR

          Keith F. Eaman                                    2002
          Bradley D. Griffiths                              2002
          Henry Kloepper                                    2003
          Guy George Lever                                  2003


         SERVICE TERMINATION CONTRACTS

         Except as set forth in the section "Current Employment Agreements", neither the Company, National Subsidiary or the Additional National Subsidiaries, has any service contract with any of its directors providing for benefits upon termination of employment.

         AUDIT COMMITTEE

         The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Company's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including review of the Company's annual financial statements prior to their presentation to the board) the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in the Company's annual report. The Committee meets with the Company's external auditors and with members of management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the board the auditors to be appointed as the Company's auditors at the annual meeting and terms of their remuneration. The members of the Audit Committee are Bradley D. Griffiths, Guy Lever and Henry Kloepper.

         D.       EMPLOYEES

         As at September 30, 2003, National and its subsidiaries had 16 full-time employees. Of these full-time employees, 9 are involved in management and administration, 2 are involved in purchasing/warehousing/tools and equipment and maintenance, 3 are involved in construction management and technical services, one is involved in estimating and one is involved in quality control and safety. Other than as described below, management of National believes its current staff levels are adequate for the next twelve months. National will require additional management and technical personnel to execute anticipated project work in connection with National's growth strategy.

         The full-time/permanent employees of National and its subsidiaries are not subject to collective bargaining and are not represented by a union.

         National and its subsidiaries employ, on an on-call basis, unionized workers for maintenance and construction projects. In Quebec, since union membership is mandatory in the non-residential sector, union hiring halls act as labour exchanges, allocating work to members on a rotating basis. The union representing the majority of the workers used by National is the Conseil conjoint de la FTQ-Construction et du CPQMC International ("CPQ"). In Quebec, labour relations are regulated under Bill R-20--"Loi sur les relations du travail, la formation professionnelle et la gestion de la main-d'oeuvre dans l'industrie de la construction". The administration of this bill and the implementation of collective bargaining agreements are done by the Commission de la construction du Quebec (the "CCQ").

         National is represented in negotiations with CCQ by its sectarian associations, l'Association de la Construction du Quebec ("ACQ"), and the Company des Maitres Mecaniciens en Tuyauterie du Quebec ("CMMTQ"). Collective bargaining agreements are usually negotiated for a period of three years.

         National has close relationships with its trade unions and is able to secure qualified labour as required to supplement the regular hourly paid employees. These relationships, together with constant interaction with local business agents ensure National can complete the larger projects with reduced risk of labour disruption.

         E.       SHARE OWNERSHIP

         The current share ownership of the Executive Officers and Directors of the Company is as follows:


              NAME AND MUNICIPALITY OF RESIDENCE            NUMBER OF COMMON SHARES OWNED
          --------------------------------------------     ------------------------------------
          Keith F. Eaman                                              Nil(1)(2)
          Knowlton, Quebec
          Bradley D. Griffiths                                      2,094,501(2)
          Toronto, Ontario
          Henry Kloepper                                                 Nil
          Toronto, Ontario
          Guy George Lever                                               Nil
          Montreal, Quebec
          Danny C. Daoust                                              Nil(3)
          Montreal, Quebec
          Michel Dupont                                                Nil(3)
          Montreal, Quebec

          Andre Przybylowski                                           Nil(3)
          Montreal, Quebec
          Andre Beaudoin                                                 Nil
          Lachenaie, Quebec
          Chantal Boutin                                                 Nil
          Beloeil, Quebec

         Notes:

         (1) Not including an aggregate of 3,490,835 common shares that are owned by Ambrooke Holdings Inc., a private company wholly-owned by Eaman Children Trust, a trust the beneficiaries of which are members of Mr. Eaman's immediate family.

         (2) An aggregate of 3,490,835 common shares are owned by 3619435 Canada Inc., a private company owned as to 40% by Eaman Children Trust II and 60% by Mr. Griffiths. An aggregate of 2,094,501 common shares have been attributed to Mr. Griffiths and 1,396,334 common shares are attributable to Eaman Children Trust II.

         (3) Excludes the stock options to acquire common shares of the Company granted to the individual. See Item 6F "Share Option Plans".


         F.       SHARE OPTION PLANS

         The Company has an incentive stock option plan (the "Stock Option Plan") which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company, or any subsidiary of the Company, options to purchase common shares, provided that the number of common shares reserved for issuance under the Stock Option Plan shall not exceed the number fixed by the directors and approved by the shareholders of the Company. The current number of common shares reserved for issuance under the Stock Option Plan is 2,300,000. In addition, the number of common shares reserved for issuance to any one person shall not exceed five percent (5%) of the issued and outstanding common shares. The Board of Directors determines the exercise price per common share, the number of common shares which may be allotted and all other terms and conditions of the option, subject to the rules of TSX Venture Exchange Inc. The exercise price per common share set by the Board of Directors shall not be less than the last price at which a full board lot of common shares was, on the last business day prior to the date on which such option is granted, traded on TSX Venture Exchange Inc. or such other principal market on which the common shares are then traded.

         Options under the Stock Option Plan are non-assignable. Options granted under the Stock Option Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee's employment. The TSX Venture Exchange Inc. policies require that upon the optionee ceasing to be an employee, officer, director or consultant to the Company or any of its subsidiaries, as applicable, the optionee shall have a 90-day period to exercise such options. The TSX Venture Exchange Inc. policies provide that for a period of 180 days after the death of an optionee, the option may be exercised by the optionee's legal representative.

         The Stock Option Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the shares, a merger or other relevant changes in the Company's capitalization. The Board of Directors may from time to time amend or revise the terms of the Stock Option Plan or may terminate the Stock Option Plan at any time. The Stock Option Plan does not contain any provision for financial assistance by the Company in respect of options granted under the Stock Option Plan.

         As at the date hereof, the Company has the following stock options outstanding:

                                   NUMBER OF COMMON SHARES       EXERCISE PRICE PER
NAME                                     UNDER OPTION           (CDN$) COMMON SHARE             EXPIRY DATE
----                                     ------------           --------------------            -----------
Keith F. Eaman                              9,000                       $0.63                  April 9, 2007
Bradley D. Griffiths                        9,000                       $0.63                  April 9, 2007
Jean Cormier                               200,000                      $0.63                  April 9, 2007
Guy George Lever                           200,000                      $0.10                  July 16, 2008
Henry Kloepper                             200,000                      $0.10                  July 16, 2008
Danny Daoust                               125,000                      $0.63                  April 9, 2007
Andre Beaudoin                              50,000                      $0.10                  July 16, 2008
Michel Dupont                               75,000                      $0.63                  April 9, 2007
Andre Przybylowski                          90,000                      $0.63                  April 9, 2007
Consultant                                  25,000                      $0.63                  April 9, 2007
Consultant                                 150,000                      $2.13                  May 31, 2007
Other Employees/Consultants                223,600                 $0.80 to $15.75            April 30, 2006
                                           -------
                     Total                1,356,600


ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following Persons will, directly or indirectly, own or exercise control or direction over more than 5% of the common shares:

    NAME AND MUNICIPALITY              TYPE OF OWNERSHIP          NUMBER OF COMMON SHARES        PERCENTAGE OF CLASS
         OF RESIDENCE                                                                               OUTSTANDING(6)
-------------------------------     -------------------------    --------------------------    -------------------------
Eaman Children Trust and                     Direct                   4,887,169(1)(2)                   31.5%
Eaman Children Trust II
Montreal, Quebec
Bradley D. Griffiths                      Indirect(2)                    2,094,501                      13.5%
Toronto, Ontario

         Notes:

         (1) Of these common shares, an aggregate of 3,490,835 common shares are owned by Ambrooke Holdings Inc., a private company wholly-owned by Eaman Children Trust, a trust the beneficiaries of which are members of Keith F. Eaman's immediate family.

         (2) An aggregate of 3,490,835 common shares are owned by 3619435 Canada Inc., a private company owned as to 40% by Eaman Children Trust II and 60% by Mr. Griffiths. An aggregate of 2,094,501 common shares have been attributed to Mr. Griffiths and 1,396,334 common shares to Eaman Children Trust II.



         The major shareholders described above acquired their common shares of the Company on April 19, 2002 pursuant to the Acquisition.

         To the knowledge of the Company, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly other than as described above.

         The major shareholders of the Company do not have different voting rights from the other shareholders of the Company.

         As at September 30, 2003, of the issued and outstanding common shares of the Company, 10.2% are owned by registered shareholders in the United States, 78.0% are owned by registered shareholders in Canada and 11.8% are owned by registered shareholders outside of Canada and the United States.



         B.       RELATED PARTY TRANSACTIONS

         In connection with the Acquisition, the Company issued 721,750 common shares to Standard as a finder's fee, as well as 167,808 special shares of National Subsidiary as a fiscal advisory fee (the "Fiscal Advisory Shares"). The Fiscal Advisory Shares were purchased pursuant to the Share Exchange Agreement and the Acquisition in exchange for 278,250 common shares of the Company.
Bradley D. Griffiths, one of our directors, was the Chairman and Co-Chief Executive Officer of Standard.

         National Subsidiary is a party to the National Office Lease with Manson Insulation Inc., a private company of which Keith F. Eaman is a director, officer and shareholder. Mr. Eaman is also a director and officer of National. See Item 4E "Property, Plant and Equipment".

         National Subsidiary issued the Ambrooke Promissory Note which is now held by Ambrooke Holdings Inc., a private company that is wholly-owned by Eaman Children Trust, a principal shareholder of the Company the beneficiaries of which are members of Keith F. Eaman's family. As at September 15, 2003, an aggregate of $1,580,131 is outstanding under the Ambrooke Promissory Note. See
Item 10C "Material Contracts".

         In November 2002, Bradley D. Griffiths and Ambrooke Holdings Inc. lent $1,000,000 to National Subsidiary. The loan bears interest at 10% (see item
10c). Subsequent to the 2003 financial year end, a $250,000 payment was made to reduce the outstanding loan to an amount of $750,000.

         Other than as disclosed above, there have been no transactions or proposed transactions for the last three fiscal years, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management of the Company believes the transactions referenced above were on terms at least as favourable to the Company as the Company could have obtained from unaffiliated parties.

         C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.       FINANCIAL INFORMATION

         A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Item 17.

         LEGAL PROCEEDINGS

         Other than as described below, National is not aware of any material legal proceedings against it nor is National a plaintiff in any material proceeding or pending litigation. On May 17, 1999, St. Paul Fire & Marine Insurance Company filed an action in damages against several parties, including National Subsidiary, in the amount of $686,898. The action arises from an accident that occurred at the Shell Canada refinery located in Montreal, Quebec in 1995. National Subsidiary was one of several contractors in connection with work being completed. Although the engineering firm responsible for the project absolved National of responsibility, the St. Paul Fire & Marine Insurance Company has not dropped its action against National. In a letter to National on September 23, 1999, the insurer of National Subsidiary took control of the action. Management of National is of the opinion it is not liable and if so, any liability under the claim will be covered by National's insurance.

         DIVIDEND POLICY

         The Company has not declared any dividends for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

ITEM 9.       THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

         OFFER

         Not applicable.

         LISTING DETAILS

         The Company's common shares trade on the TSX Venture Exchange Inc. in Calgary, Alberta, Canada, under the trading symbol "NAT" and have CUSIP #635546 10 4. Prior to May 7, 2002, the common shares were quoted on the TSX Venture Exchange Inc. under the symbol "YBD". Prior to October 2, 2000, the common shares were quoted on the Canadian Dealing Network under the trading symbol "BRND". Prior to January 19, 2000, the common shares traded under the symbol "WARP." The common shares began trading on the Canadian Dealing Network on August 22, 1995.

         The Company's common shares trade on the NASD OTC Electronic Bulletin Board, under the trading symbol "NATS" and CUSIP #635546 10 4. Prior to May 7, 2002, the Company's common shares traded on the NASD OTC Electronic Bulletin Board, under the trading symbol "BRND". The common shares traded on NASDAQ from March 8, 1996 through April 23, 2001. Prior to January 19, 2000, the common shares traded under the symbol "WARP."


         The following table lists the high and low market prices on the NASD OTC Electronic Bulletin Board or NASDAQ SmallCap Stock Market, as the case may be, for the Company's common shares for the five most recent full financial years.

          NASD OTCBB AND NASDAQ SMALL CAP STOCK MARKET TRADING ACTIVITY
                  ANNUAL FIVE YEAR "HIGH AND LOW" PRICE HISTORY
              YEAR
              ENDED                            HIGH                 LOW
              -----------------------------------------------------------------
              February 28, 1999              3.31                   0.25
              February 29, 2000              6.88                   1.06
              February 28, 2001(1)           1.47                   0.13
              February 28, 2002              1.80                   0.26
              February 28, 2003              2.50                   0.11


         Note:

         (1) On April 23, 2001, the Company completed a share consolidation of 1 new share for each 10 outstanding shares.


         The following table lists the volume of trading and high, low and closing sales prices on the NASD OTC Electronic Bulletin Board or NASDAQ SmallCap Stock Market, as the case may be, for the Company's common shares for the four fiscal quarters of fiscal 2002 and 2003 and for the two fiscal quarters.

          NASD OTCBB AND NASDAQ SMALL CAP STOCK MARKET TRADING ACTIVITY
                        QUARTERLY TWO YEAR PRICE HISTORY

QUARTER
ENDED                         VOLUME           HIGH        LOW        CLOSING
-----------------------------------------------------------------------------
May 31, 2001(1)               315,320          1.05        0.51           0.55
August 31, 2001               514,100          0.82        0.51           0.62
November 30, 2001             262,400          0.59        0.26           0.34
February 28, 2002             405,400          0.51        0.08           0.51
May 31, 2002                  520,300          0.85        0.31           0.40
August 31, 2002               337,800          2.15        0.63           0.75
November 30, 2002             518,045          0.85        0.15           0.15
February 28, 2003             193,700          0.35        0.10           0.11
May 31, 2003                  530,400          0.15        0.02           0.02
August 31, 2003               434,500          0.14        0.03           0.05

         Note:

         (1) On April 23, 2001, the Company completed a share consolidation of 1 new share for each 10 outstanding shares.

         The following table lists the volume of trading and high, low and closing sales prices on the NASD OTC Electronic Bulletin Board for the Company's common shares for the most recent six month period to September 30, 2003.

          NASD OTCBB AND NASDAQ SMALL CAP STOCK MARKET TRADING ACTIVITY
                             SIX MONTH PRICE HISTORY

MONTH
ENDED                     VOLUME           HIGH         LOW        CLOSING
--------------------------------------------------------------------------
April 30, 2003            217,100          0.09         0.02           0.04
May 31, 2003              249,200          0.05         0.02           0.02
June 30, 2003             127,200          0.14         0.03           0.06
July 31, 2003              71,700          0.14         0.05           0.10
August 31, 2003           235,600          0.08         0.05           0.05
September 30, 2003         91,600          0.25         0.05           0.10


         The following table lists the high and low sales prices on the Canadian Dealing Network and/or the Canadian Venture Exchange Inc., as the case may be, for the Company's common shares for the five most recent full financial years.

 CANADIAN DEALING NETWORK AND/OR THE CANADIAN VENTURE EXCHANGE TRADING ACTIVITY
                  ANNUAL FIVE YEAR "HIGH AND LOW" PRICE HISTORY

                  YEAR                                      CANADIAN DOLLARS
                  ENDED                         HIGH              LOW
                  -------------------------------------------------------------
                  July 31, 1999                 4.06              2.04
                  July 31, 2000                 9.60              1.00
                  July 31, 2001(1)              0.80              0.14
                  February 28, 2002(2)          1.00              0.45
                  February 28, 2003             3.00              0.10
         Notes:

         (1) On April 23, 2001, the Company completed a share consolidation of 1 new share for each 10 outstanding shares.

         (2) The Company changed its fiscal year end to February 28 after the July 31, 2001 year end.



         The following table lists the volume of trading and high, low and closing sales prices on the Canadian Dealing Network and/or the Canadian Venture Exchange Inc., as the case may be, for the Company's common shares for the four fiscal quarters of fiscal 2002 and 2003, and the first fiscal quarter of 2004.

 CANADIAN DEALING NETWORK AND/OR THE CANADIAN VENTURE EXCHANGE TRADING ACTIVITY
                        QUARTERLY TWO YEAR PRICE HISTORY

QUARTER                                    CANADIAN DOLLARS
ENDED                         VOLUME       HIGH          LOW          CLOSING
-----------------------------------------------------------------------------
April 30, 2001(1)               3,789      0.26          0.14             0.26
July 31, 2001                      11      0.85          0.50             0.70
October 31, 2001(1)             1,330      0.57          0.57             0.57
February 28, 2002(1)            9,856      0.45          0.45             0.45
May 31, 2002                    5,494      3.00          0.45             3.00
August 31, 2002                26,922      2.50          1.00             2.00
November 30, 2003               1,945      1.70          0.10             0.18
February 28, 2003              27,079      0.32          0.10             0.32

         Notes:

         (1) On April 23, 2001, the Company completed a share consolidation of 1 new share for each 10 outstanding shares.

         (1) The Company changed its fiscal year end to February 28 after the July 31, 2001 year end.

         The following table lists the volume of trading and high, low and closing sales prices on the Canadian Venture Exchange Inc. for the Company's common shares for the most recent six month period to September 30, 2002.

 CANADIAN DEALING NETWORK AND/OR THE CANADIAN VENTURE EXCHANGE TRADING ACTIVITY
                             SIX MONTH PRICE HISTORY

MONTH                                 CANADIAN DOLLARS
ENDED                     VOLUME           HIGH        LOW              CLOSING
-------------------------------------------------------------------------------
April 30, 2003             94,941           0.08        0.05               0.07
May 31, 2003              138,084           0.05        0.03               0.05
June 30, 2003              20,811           0.15        0.09               0.05
July 31, 2003              42,325           0.80        0.05               0.15
August 31, 2003            85,065           0.18        0.05               0.17
September 30, 2003        102,536           0.30        0.14               0.18


         PRICE FLUCTUATIONS, SHARE PRICE VOLATILITY

         In recent years, securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market price of many small companies, particularly those considered speculative and unseasoned, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying or prospects of such companies. There can be no assurance those continual fluctuations in the volume and share price of the Company's common shares will not occur.

         The Company's common shares are issued in registered form and the following information is taken from the records of Equity Transfer Services Inc., located in Toronto, Ontario, Canada, the registrar and transfer agent for the common shares.

         On September 30, 2003, the shareholders' list for the Company's common shares showed 4,576 registered shareholders and 15,514,974 shares outstanding. An aggregate of 232 of these registered shareholders listed United States addresses and had ownership of approximately 1,578,169 common shares, representing about 10.2% of the outstanding common shares.

         The Company has researched the indirect holding by depository institutions and estimates that as of September 30, 2003 there were approximately 7,000 "holders of record" resident in the United States, holding the above referenced 1,578,169 common shares. Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has an aggregate of approximately 14,000 beneficial owners of its common shares.

         The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts or similar certificates.

         B.       PLAN OF DISTRIBUTION

                  Not applicable.

         C.       MARKETS

         The Company's common shares trade on the TSX Venture Exchange Inc. (formerly the Canadian Venture Exchange Inc.) in Toronto, Ontario, Canada, under the trading symbol "NAT" and CUSIP #635546 10 4. Prior to May 7, 2002 the common shares were quoted on the TSX Venture Exchange Inc. under the symbol "YBD". Prior to October 2, 2000, the common shares were quoted on the Canadian Dealing Network under the trading symbol "BRND". Prior to January 19, 2000, the common shares traded under the symbol "WARP." The common shares began trading on the Canadian Dealing Network on August 22, 1995.

         The Company's common shares trade on the NASD OTC Electronic Bulletin Board, under the trading symbol "NATS" and #635546 10 4. Prior to April 19, 2002, the Company's common shares traded on the NASD OTC Electronic Bulletin Board, under the trading symbol "BRND". The common shares traded on NASDAQ from March 8, 1996 through April 23, 2001. Prior to January 19, 2000, the common shares traded under the symbol "WARP."

         On October 7, 2003, the common shares of the Company were delisted from the OTC Bulletin Board for failure to file Form 20-F Annual Report by the required deadline pursuant to Section 13 or 15(d) of the Securities Exchange Act for the fiscal year ended February 28, 2003.



         D.       SELLING SHAREHOLDERS

                  Not applicable.

         E.       DILUTION

                  Not applicable.

         F.       EXPENSES OF THE ISSUE

                  Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

         A.       SHARE CAPITAL

                  Not applicable.

         B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

                  The Amalgamation Agreement, Articles of Amalgamation and By-laws of the Company are incorporated by reference to the Company's Form 20-F Registration Statement, as amended.

         C.       MATERIAL CONTRACTS

                  Other than contracts entered into in the ordinary course of business, the Company has not entered into any material contracts other than the following:

         1. Promissory note dated July 15, 1992 between National Subsidiary and The Manson Group Inc., subsequently assigned to Ambrooke Holdings Inc. (the Ambrooke Promissory Note"), pursuant to which Ambrooke Holdings Inc. loaned an aggregate of $3,500,000 to National Subsidiary bearing interest at the prime rate of interest plus 5% per annum. The Ambrooke Promissory Note requires monthly payments of interest only and the principal is repayable annually in an amount equal to National Subsidiary's net consolidated income for the previous year, and the loan is collateralized by a charge against all assets of National Subsidiary. As at September 30, 2003, an aggregate of $1,580,131 was outstanding under the Ambrooke Promissory Note of which $580,131 of the obligation was assumed by National Maintenance.

         2. Loan agreement dated November 9, 2001 between National Subsidiary and the National Bank, pursuant to which the National Bank provided National Subsidiary with an operating credit line of up to $3,500,000 bearing interest at the prime rate plus 2.00% per annum, and a special revolving credit facility of $3,500,000 bearing interest at the prime rate plus 4.00% per annum. The agreement provided National Bank with a range of security. The loan was repaid in full prior to September 30, 2003.

         3. The Share Exchange Agreement. See Item 4A "History and Development of the Company".

         4. An advisory agreement dated October 31, 2001, pursuant to which Standard provided financial advisory services to National Subsidiary in exchange for shares of National Subsidiary, and the Company agreed to pay Standard a finder's fee at the closing of the Acquisition by the issuance of 721,750 common shares.

         5. As a condition precedent to the completion of the Acquisition pursuant to the Share Exchange Agreement, the Company entered into the an asset put agreement with Marvellous Items Inc. (the "Purchaser") and Michael Serruya, pursuant to which the Company was provided with the option, for a period of 24 months, to require the Purchaser to acquire certain assets of the Company for a purchase price of $1,500,000 payable in cash at closing. The Company exercised the put in April 2002.

         6. Loan agreement dated September 27, 2002, as amended, between the Company and Standard Mercantile Bancorp., Limited Partnership ("Bancorp"), pursuant to which Bancorp agreed to lend the Company up to $2,000,000. The loan was repaid in full prior to the 2003 fiscal year end. See Item 5B "Liquidity and Capital Resources".

         7. General security agreement dated September 27, 2002 between the Company and Bancorp, pursuant to which the Company granted a charge over all of the assets of the Company as security for amounts owned by the Company to Bancorp. The security was discharged prior to the 2003 fiscal year end.

         8. Loan agreement dated November 12, 2002 between National Subsidiary and arm's length third party in the amount of $1.0 million. The loan was offset against a holdback receivable on June 30, 2003.

         9. Loan agreement dated November 12, 2002 between National Subsidiary and Ambrooke Holdings and Bradley D. Griffiths in the amount of $1.0 million ("Ambrooke/Griffiths loan"). The loan is repayable on demand and bears interest at 10%. The loan is collateralized by a charge against all assets of
                  National Subsidiary. Subsequent to year end the loan obligation was assumed by National Maintenance.

         10. Factoring agreement dated July 17, 2003 between National Maintenance and Century Services Inc. ("the Century Factoring Agreement") pursuant to which Century Services Inc. agreed to purchase up to $2,000,000 of accounts receivable. The discount rate on the purchase of the accounts receivable is $0.60 per $1,000 purchased. The agreement provides Century Services Inc. with a General Security Agreement granting a charge over all of the assets of National Maintenance.

         11. Management agreement dated June 16, 2003 between National Subsidiary and Les Entreprises Guy Lever Inc. ("LEGLI"), a private company controlled by Guy George Lever, pursuant to which LEGLI provides management services to National Subsidiary for a weekly fee of $3,000. The agreement also provides for a bonus payment based on the achievement of specific objectives. The agreement is for a period of 30 days, is automatically renewed and can be cancelled with 15 days written notice by either party.

         D.       EXCHANGE CONTROLS

         The Investment Canada Act (the "ICA"), which became effective on June 30, 1985 regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian (other than a "World Trade Organization ("WTO") investor" as defined in the ICA) where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value; or (iii) an acquisition of all or substantially all of the assets used in carrying on a Canadian business where the value of the acquired assets is $5 million or more. Review and approval are also required for acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, and production and distribution of music, regardless of the size of the investment.

         In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

         If the investor or vendor (excluding Canadians) is a WTO member, any direct investment in excess of $192 million in 2000 is reviewable. Even for WTO investors, the $5 million and $50 million limits set forth above apply if the Canadian business:

         (i) engages in the production of uranium and owns an interest in a uranium producing property in Canada;

         (ii)     provides any financial service;

         (iii)    provides any transportation service; or

         (iv)     is a cultural business.

         Pursuant to the ICA, new thresholds for review for WTO member investors, or where a Canadian business is ultimately controlled by a WTO member (other than a Canadian) prior to its acquisition, must be determined and become effective on January 1 of every year. The amount is equivalent to growth in Nominal Gross Domestic Product at market prices as published by Statistics Canada for specified periods, multiplied by the amount determined for the previous year. The amount for the year 2000 is $192 million dollars. Indirect acquisitions by WTO member investors are not reviewable, but are nonetheless subject to notification. An indirect acquisition is a transaction involving the acquisition of the shares of a company incorporated outside of Canada, which owns subsidiaries in Canada. If, however, the value of the assets of the Canadian part is more than 50% of the value of the assets of its parent, it is considered a direct acquisition. An asset transaction where the vendor is the Canadian business in Canada is considered a direct acquisition.

         In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians be subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review purposes.

         In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

         Where a holder disposes of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.

         E.       TAXATION

         The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common stock reflects the Company's opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common shares as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

         This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act, or ITA") and the Canada-United States Tax Convention (the "Tax Convention") as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency ("CCRA"). This summary does not take into account provincial income tax consequences.

         This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

         DISPOSITION OF COMMON SHARES

         If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e. which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

         Under the Tax Act, capital gain from the sale of common shares listed on a prescribed stock exchange by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

         CAPITAL GAINS

         A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he/she did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. The Company believes that the value of its common shares is not derived from real property situated in Canada.

         F.       DIVIDENDS AND PAYING AGENTS

                  Not applicable.

         G.       STATEMENT BY EXPERTS

                  Not applicable.

         H.       DOCUMENTS ON DISPLAY

         You may request a copy of our United States Securities and Exchange Commission filings, at no cost, by writing to our principal executive offices at 3000 Matte Blvd. Brossard, Quebec, Canada J4Y 2H5. Copies of our filings with Canadian securities regulatory authorities are available, at no cost, by accessing the System for Electronic Document Analysis and Retrieval (SEDAR) via the Internet at www.sedar.com.

         A copy of each report submitted in accordance with applicable United States law is available for review at our principal executive offices. A copy of each document (or a translation thereof to the extent not in English) concerning the Company that is referred to in this Annual Report on Form 20-F is available for public review at our principal executive offices.

         I.       SUBSIDIARY INFORMATION

                  Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK


         The Company's principle exposure to interest rate fluctuations is with respect to its note due to a shareholder which bears interest at a floating rate.


ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Other than as described below, there has been no material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days, relating to indebtedness of the Company or any of its subsidiaries.

         As at September 30, 2003, National Subsidiary was in default in payment of sales taxes to the taxation authorities of the Province of Quebec and Canada totaling approximately $1.1 million. National Subsidiary has entered into agreements (the "Tax Agreements") with the applicable authorities, pursuant to which National Subsidiary has agreed to repay the $1,100,000 owed over a three-year period from October 2003 to January 2006.

         National Subsidiary is in default of interest payments totaling approximately $103,087.31 on a note due to a shareholder. The note is secured by a charge against all of the Company's assets.

         National Subsidiary defaulted on payments due to the Quebec Construction Commission (the "QCC"), which represents the union workers on projects of National Subsidiary in the amount of approximately $0.4 million representing levies in relation to vacation pay, training and other items. This amount was paid September 15, 2003.

         Not applicable with respect to dividend arrearages and delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15.      [RESERVED]

ITEM 16.      [RESERVED]

                                    PART III

ITEM 17.      FINANCIAL STATEMENTS

         The Company's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as noted in Note #21 in the consolidated financial statements.


ITEM 18.      FINANCIAL STATEMENTS

         Not applicable.

         The consolidated financial statements and schedules thereto as required under Item 18 are attached hereto and found immediately following the text of this Annual Report. The auditor's report of Ernst & Young, LLP, independent Chartered Accountants for Fiscal 2003 and 2002 are included herein immediately preceding the consolidated financial statements and schedules.

         Audited Consolidated Financial Statements of the Company for fiscal 2003 ended February 28, 2003 are included herein.


ITEM 19.      EXHIBITS

         The following exhibits are filed as a part of this Annual Report or are incorporated by reference:

1. Amalgamation Agreement; Articles of Amalgamation; by-laws (Incorporated by Reference to Form 20-FR Registration Statement (as amended) and Form 6-K's).

2. Instruments defining the rights of holders of equity or debt securities being registered (Incorporated by Reference to Form 20-FR Registration Statement (as amended) and Form 6-K's).

3.       Material Contracts - Not Applicable.

4.       Foreign Patents: - Not Applicable.

5.       List of Subsidiaries.

                                 SIGNATURE PAGE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1994, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                National Construction Inc. - SEC File No. 0-27144
                                   Registrant




October ___, 2003.                  By:      __________________________________
-----------------
Dated                                      Keith F. Eaman
                                            CEO


                                    By:     ___________________________________
                                            William G. Edwards
                                            CFO

                                  EXHIBIT INDEX

1. Amalgamation Agreement; Articles of Amalgamation; by-laws (Incorporated by Reference to Form 20FR Registration Statement (as amended) and Form 6-K's).

2. Instruments defining the rights of holders of equity or debt securities being registered (Incorporated by Reference to Form 20-FR Registration Statement (as amended) and Form 6-K's).

3.       Material Contracts - Not Applicable.

4.       Foreign Patents - Not Applicable.

5.       List of Subsidiaries.